NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

May 1, 2017

PRIMERO MINING CORP.
Suite 2100, 79 Wellington Street West, TD South Tower
Toronto, Ontario, Canada M5K 1H1

SHAREHOLDERS OF PRIMERO MINING CORP.: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Primero Mining Corp., please contact Tamara Brown, Vice President, Corporate Development, at (416) 814-3168.

May 1, 2017

Dear Shareholder:

On behalf of the board of directors and management of Primero Mining Corp. (the “Company”), we are pleased to invite you to attend the Company’s Annual General and Special Meeting of Shareholders (the “Meeting”), which will be held at 10:30 a.m. (Toronto time) on Tuesday, June 13, 2017 at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario.

The Meeting is your opportunity to hear about our past performance and plans for the future and also to consider and vote on a number of important matters. Your participation in voting at the Meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this management information circular (“Information Circular”).

The accompanying Information Circular describes the business to be conducted at the Meeting. The contents and the sending of this Information Circular have been approved by the board of directors.

We value your views and encourage you to read the Information Circular in advance of the Meeting. Following the formal portion of the Meeting, management will review the Company’s operational and financial performance during 2016 and provide an outlook for 2017. At the Meeting, members of management and our board of directors will be present and you will have the opportunity to ask questions and provide feedback.

If you are unable to attend the Meeting in person, the Meeting will be webcast (live and archived) and also available by conference call. Details will be available on the Company website www.primeromining.com under the News and Events section.

The Board and management look forward to your participation at the Meeting and we thank you for your continued support.

Sincerely,
“Wade Nesmith”	“Joseph Conway”
Wade Nesmith	Joseph Conway
Chairman of the Board	Interim President and Chief Executive Officer

PRIMERO MINING CORP.

Suite 2100, 79 Wellington Street West, TD South Tower
Toronto, Ontario, Canada M5K 1H1
Telephone: (416) 814-3160 / Facsimile: (416) 814-3170

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of PRIMERO MINING CORP. (the “Company”) will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada on Tuesday, June 13, 2017, at 10:30 a.m. (Toronto time), for the following purposes:

1.	to place before shareholders the consolidated financial statements of the Company, for the year ended December 31, 2016, including the auditor’s report thereon;

2.	to elect the Directors of the Company who will serve until the end of the next annual shareholder meeting or until their successors are appointed;

3.	to appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Directors to fix the auditor’s remuneration;

4.	to consider and, if thought advisable, to pass, with or without variation, an advisory resolution accepting the approach to executive compensation disclosed in this Information Circular; and

5.	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares in a brokerage account is not a registered shareholder.

DATED at Toronto, Ontario, May 1, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Wade Nesmith”

Wade Nesmith
Chairman of the Board

PRIMERO MINING CORP.

Suite 2100, 79 Wellington Street West, TD South Tower
Toronto, Ontario, Canada M5K 1H1
Telephone: (416) 814-3160 / Facsimile: (416) 814-3170

INFORMATION CIRCULAR
(unless otherwise specified, information is as of May 1, 2017)

          This Information Circular is furnished in connection with the solicitation of proxies by the management of Primero Mining Corp. (the “Company” or “Primero”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada on Tuesday, June 13, 2017, at 10:30 a.m. (Toronto time), for the purposes set forth in the accompanying notice of the Meeting.

          In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Primero shareholders”, “shareholders”, and “shareholders of the Company” refer to shareholders of the Company. “Beneficial Shareholders” means shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

          The board of directors has approved the contents and the sending of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

SECTION 1: INFORMATION ABOUT VOTING

Solicitation of Proxies

          The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

          Joseph Conway and H. Maura Lendon, the individuals named in the accompanying form of proxy (the “Proxy”), are Interim President and Chief Executive Officer, and Chief General Counsel and Corporate Secretary, respectively, of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

          The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

          In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in accordance with the recommendations set out in the Proxy. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of directors. Broker “non-votes” will be considered as votes “cast” in respect of the ratification of the appointment of the Company’s auditor, which qualifies as a “routine” proposal.

Registered Shareholders

          If you are a registered shareholder (a shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number;

in all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment or postponement thereof at which the Proxy is to be used.

Beneficial Shareholders

          The following information is of significant importance to shareholders of the Company who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders or as set out in the following disclosure.

          If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

          Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

          The Company is relying on the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its beneficial holders. As a result, beneficial holders can expect to receive a voting instruction form (“VIF”) from their broker. Voting can be completed by filling out and signing the VIF and returning it to their broker by telephone, by the Internet or by mail, in each case as set out in the instructions provided on the VIF. These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

          By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) carrying out your voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Processing the Votes

Our Transfer agent, Computershare, or its authorized agents count and tabulate the votes on the Company’s behalf. We will file the voting results of the Meeting on SEDAR at www.sedar.com, and on the United States Securities and Exchange Commission website at www.sec.gov.

Notice to Shareholders in the United States

          This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

          In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the corporate head office of the Company at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, Canada, M5K 1H1, at any time up to and including the last business day before the day of the Meeting or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chairman of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting the registered shareholder’s Common Shares.

             A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Notice and Access

In lieu of mailing this Notice of Meeting and Information Circular and the Company’s financial statements and management discussion and analysis (“MD&A”), we are using notice-and-access to provide access to an electronic copy of these documents to registered holders and beneficial owners of the Company’s common shares by posting them on the Company’s website (www.primeromining.com). These documents can also be accessed on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

          Registered shareholders and Beneficial Shareholders who have previously provided standing instructions will receive a paper copy of these documents.

          For more information regarding notice-and-access or to obtain a paper copy of these documents, registered shareholders may call toll free, within North America—1-866-962-0498, or outside of North America 514-982-8716 and by entering your control number as indicated on your Proxy; and Beneficial Shareholders may contact 1-877-619-3160. You must call to request a paper copy by June 1, 2017 in order to receive a paper copy prior to 10:30 a.m. (Toronto time) on June 9, 2017, which is the proxy deadline for the submission of your voting instructions. If you have previously provided standing instructions indicating that you wish to receive paper copies of the Notice of Meeting and Circular and Financial Statements and MD&A, you may revoke your instructions by contacting your broker to change the standing instructions on record.

Interest of Certain Persons or Companies in Matters to Be Acted Upon

          To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of the auditor.

Record Date and Voting Securities

Record Date

          The board of directors has fixed May 4, 2017 as the record date (the “Record Date”) for the determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either (a) attend the Meeting personally (b) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (c) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

          Primero’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “P” and on the NYSE under the symbol “PPP”. In addition, the Company has common share purchase warrants listed on the TSX which trade under the symbol “P.WT.C” and convertible debentures trading under the symbol “P.DB.V”. As of April 28, 2017, there were 191,834,973 Common Shares issued and outstanding and no preferred shares issued and outstanding.

          Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders. No group of shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Election of Directors – Nominees for Election”.

          To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, other than Van Eck Associates Corporation which holds 19,879,973 Common Shares, representing approximately 10% of the issued and outstanding Common Shares.(1)

(1) Source: Van Eck Associates Corporation’s website: http://www.vaneck.com/etf/equity/gdxj/holdings.

SECTION 2: BUSINESS OF THE MEETING

Financial Statements

        The audited annual consolidated financial statements and MD&A for the year ended December 31, 2016, are available upon request from the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.primeromining.com.

        The audited consolidated financial statements of the Company for the year ended December 31, 2016, and the report of the auditor thereon, will be placed before the shareholders at the Meeting, but no shareholder vote is required in connection with them.

Election of Directors

          Pursuant to the terms of the Company’s articles, the number of directors may be fixed or changed by ordinary resolution, subject to a limited right of the Board to increase the number of directors between shareholder meetings. The number of directors was last fixed by shareholders of the Company at nine.

          The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Company’s articles.

Majority Voting for Directors

          The Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee will not participate in any Governance and Nominating Committee or Board deliberations on the offered resignation. This policy does not apply in circumstances involving contested director elections.

Nominees for Election

          The eight nominees proposed for election as directors of the Company are set out below, see “Principal Occupation - Business or Employment of Nominees.” All nominees have established their eligibility and willingness to serve as directors and have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

          The following disclosure sets out, as at the date of this Information Circular, the names of management’s nominees for election as directors and their residency, all major offices and positions with the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company, and the number of Common Shares beneficially owned by each directly or indirectly, or over which each exercised control or direction by the nominees for directors, in part, on information furnished to the Company or has been extracted from insider reports filed by the respective nominees and public available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca. For the number of options and PSUs (defined under “Compensation – Compensation Governance and Overview – Elements of Executive Compensation”) held by Mr. Conway as of December 31, 2016, see “Compensation – Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards.” For the number of options and PSUs held by each of management’s nominees for election as directors other than Mr. Conway and as of December 31, 2016, see “Compensation – Director Compensation 2016 – Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards”.

          The information as to principal occupation, business or employment that is not within the knowledge of the management of the Company has been furnished by the respective nominees.

          The Board unanimously recommends that shareholders vote FOR the election of each of the director nominees listed in this Information Circular. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the election of each of the director nominees listed in this Information Circular.

          Primero’s management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

Principal Occupation, Business or Employment of Nominees

(1)	Mr. Nesmith holds 100,000 options and 315,790 DSUs. The multiple of Cash Retainer calculation does not include Mr. Nesmith’s options and DSU holdings in the Company.

(2)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on April 28, 2017 of $0.64.

(1)

The Corporate Responsibility Committee was renamed the Technical and Corporate Responsibility Committee effective March 14, 2017 and Mr. Conway was appointed as a member to the reconstituted Committee.

(2)

Mr. Conway holds 727,941 options and 300 units (each US $1000 principal amount) of Primero’s 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020. The multiple of Cash Retainer calculation does not include Mr. Conway’s options and debenture holdings in the Company.

(3)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on April 28, 2017 of $0.64.

(1)	Mr. Demers was appointed Chair of the Governance and Nominating Committee on May 4, 2016.

(2)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on April 28, 2017 of $0.64.

GRANT EDEY

Grant Edey – Director

Mr. Edey has been a director of the Company since June 28, 2010. He has been the President and Chief Executive Officer of Khan Resources Inc., since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Master of Business Administration from the University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen's University.

Age: 67

Location:
Ontario, Canada

Status: Independent

Director Since
June 28, 2010

Areas of Expertise

- Mining industry experience
- Exploration and geology
- International experience
- Corporate risk assessment and management
- Crisis response and management
- Strategic planning and execution
- Audit, finance and accounting
- Legal/governance
- Capital markets

Principal Occupation

Chairman, President and Chief Executive Officer of Khan Resources Inc.

Other Public Board Directorships	Public Board Interlocks
None.	None.

Primero's Board & Committee Participation	Meeting Attendance
Member of the board of directors	8 of 8 – 100%
Member of the Governance and Nominating Committee[1]	3 of 3 – 100%
Member of the Audit Committee	4 of 4 – 100%
Member of the Technical and Corporate Responsibility Committee[2]	

2016 Orientation and Continuing Education

Topic	Host Organization	Date(s)
Corporate Governance Seminar	Kingsdale	February 2016
Transparency in extractive industries	KPMG LLP	March 2016
Corporate Governance Seminar	Davies Ward Philips Vineberg LLP	April 2016
Northwind mining conference		November 2016
Investor-State Arbitrations in the Mining Sector – What Boards Need to Know	McMillan LLP	November 2016
Audit Committee Seminar	KPMG LLP	December 2016

Securities Held As At April 28, 2017[3]		Value of At Risk Holdings[4]	Minimum Share Ownership
Common Shares: 79,743		$156,139	Complies.
Options: Nil.			
PSUs: 164,224			
Convertible Debentures: units	50		

Director Election – Voting Results

Year	Votes For	Votes Witheld
2015	84.66%	15.34%
2014	67.64%	32.36%

(1)	Mr. Edey resigned as Chair of the Governance and Nominating Committee, but remains as an existing member.

(2)

The Corporate Responsibility Committee was renamed the Technical and Corporate Responsibility Committee effective March 14, 2017 and Mr. Edey was appointed as a member to the reconstituted Committee, effective March 14, 2017.

(3)

Mr. Edey has 50 units (each US $1000 principal amount) of Primero’s 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020 held in a spousal RRSP. The multiple of Cash Retainer calculation does not include Mr. Edey’s debenture holdings in the Company.

(4)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on April 28, 2017 of $0.64.

(1)	Ms. Fortier was appointed a director of the Company effective November 1, 2016.

(2)

The Corporate Responsibility Committee was renamed the Technical and Corporate Responsibility Committee effective March 14, 2017. Ms. Fortier was appointed to the Governance and Nominating Committee and the Corporate Responsibility Committee on November 8, 2016. She attended all Governance and Nominating Committee and Corporate Responsibility Committee meetings held while she was on each respective Committee.

(3)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on April 28, 2017 of $0.64.

(4)	Ms. Fortier joined the board in November 2016, and has five years from the date of her appointment to establish the required level of shareholding.

(1)	The Corporate Responsibility Committee was renamed the Technical and Corporate Responsibility Committee effective March 14, 2017 and Mr. Marchant was appointed Chair of the reconstituted Committee.

(2)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on April 28, 2017 of $0.64.

(3)	Mr. Marchant joined the board in June 2013, and has five years from the date of his appointment to establish the required level of shareholding.

(1)	Mr. Quartermain was appointed Chair of the Human Resources Committee on May 4, 2016.

(2)

The Corporate Responsibility Committee was renamed the Technical and Corporate Responsibility Committee effective March 14, 2017 and Mr. Quartermain was appointed as a member to the reconstituted Committee.

(3)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on April 28, 2017 of $0.64.

MICHAEL RILEY

Age: 65

Location:
British Columbia, Canada

Status: Independent

Director Since:
April 22, 2010

Michael Riley – Director

Michael Riley has been a director of the Company since April 22, 2010. He retired as a senior auditor partner from Ernst & Young LLP in September 2006 after more than 25 years with the firm. He became a partner in the firm's Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm's Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office's largest Canadian and US listed public company clients in mining, transportation and banking. During that time, he also led the office's M&A due diligence practice for 2 years. Prior to Ernst & Young, Mr. Riley's professional background also included working for Bell Canada (now BCE), and his early years as an articling student and Chartered Accountant with Peat, Marwick, Mitchell & Co (now KPMG LLP). He has previously been a director for several organizations, including the British Columbia Lottery Corporation, CanAlaska Uranium Ltd., Seacliff Construction Corp., the Vancouver Symphony Society, the Heart & Stroke Foundation of British Columbia & Yukon and the BCAA Road Safety Foundation. Mr. Riley graduated with a Bachelor of Commerce Degree from Concordia University in 1975 majoring in operations research and quantitative methods. He holds a graduate diploma in public accounting from McGill University attained in 1977 and continues to hold the Canadian CPA CA designation as a member in good standing with both the BC and Quebec CPA professional bodies.

Areas of Expertise

Mining industry experience	Audit, finance and accounting
Strategic planning and execution	Legal/governance
Program management	Corporate/business development
International experience	Human resources/compensation
Corporate risk assessment and management	Capital Markets
Crisis response and management	IT and cybersecurity

Principal Occupation

Corporate Director

Other Public Board Directorships	Public Board Interlocks
None.	None.

Primero's Board & Committee Participation	Meeting Attendance
Member of the board of directors	8 of 8 – 100%
Chair of the Audit Committee	4 of 4 – 100%
Member of the Human Resources Committee	4 of 4 – 100%

2016 Orientation and Continuing Education

Topic	Host Organization	Date(s)
Investor-State Arbitrations in the Mining Sector – What Boards Need to Know	McMillan LLP	November 2016
Annual Conference for Audit Committees	CPA Canada	December 2016
Various Financial Accounting and Reporting Sessions	KPMG ,EY, CPA BC, CPA Canada	Throughout 2016

Securities Held As At April 28, 2017		Value of At Risk Holdings[1]	Minimum Share Ownership
Common Shares:	74,948	$153,070	Complies.
Options: Nil.			
PSUs: 164,224			

Director Election – Voting Results

Year	Votes For	Votes Withheld
2015	93.60%	6.40%
2014	74.09%	25.91%

(1)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on April 28, 2017 of $0.64.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

            No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

            No proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

            No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Audit Committee Report and Appointment of Auditor

Audit Committee Report

            The responsibility of Primero's Audit Committee includes oversight of the integrity of the financial reporting process, the performance and independence of the external auditor, the design and implementation and performance of internal controls over financial reporting, disclosure controls and legal and regulatory requirements. For information about the Audit Committee’s charter and membership, See “Governance - Mandate and Charters - Audit Committee”.

            The Audit Committee’s responsibilities in 2015 and early 2016 were significantly affected by many material changes in Primero’s scope of activities in 2015 including the move of the finance function to Toronto from Vancouver, and the changing of external auditors. During 2016 the Audit Committee oversaw the quarterly reviews and the audit of our consolidated financial statements and systems of internal control by our external auditors, KPMG LLP.

            The Company continued to operate in a difficult commodity price environment in 2016. As well, both the San Dimas and Black Fox mines experienced operational difficulties requiring downward revisions to production guidance. In the first quarter of 2016 the Mexican tax authorities initiated a legal challenge against the Company’s tax agreement (“APA”) in 2012, and the Company and certain officers were served with a class action lawsuit in July 2016 (see sixth and seventh paragraphs of this Audit Committee Report). During the third quarter the Company appointed a new Chief Financial Officer. These circumstances made 2016 a challenging year for the Board, the Audit Committee and Management.

            In response to these events, management focussed on regular assessments of internal control systems, and operating expenses, capital expenditures, capital structure and liquidity. The Audit Committee oversaw the drawdown and the related accounting and financial reporting of the $50 million revolving credit facility to repay the $50 million Brigus convertible debenture; the public equity offering of $40 million in common shares; and the acquisition of the San Dimas Southern Concessions with shares and cash consideration from Coral Silver. Management carried out detailed assessments of the carrying values of the significant mineral properties, and consistent with many gold mining companies, these assessments resulted in write downs during the fourth quarter. The Audit Committee oversaw the significant assumptions and estimates underlying the mineral property write downs and the accounting and financial reporting of these significant transactions.

            In early 2017, the Company’s liquidity situation became critical and the unionized employees at the San Dimas mine initiated a strike action. The Company explored alternatives to address its revolving credit facility (“RCF”) maturity date of May 23, 2017. Although the Company entered into a term sheet with Sprott Resource Lending Partnership (‘‘Sprott’’) for a $75 million three year term loan, Silver Wheaton agreed to guarantee an extension of the RCF and the lenders agreed to extend the term of the RCF through to November 2017.

            In early 2016, the Company’s Advance Pricing Agreement (“APA”) issued in 2012 and affirming the Company’s income tax for the years 2010 to 2014 in relation to its silver sales to Silver Wheaton was challenged by the Mexican tax authorities through the initiation of a legal proceeding. This matter is receiving significant attention by management, and oversight by the Audit Committee and the Board of Primero. Based on the APA, the 2010-2014 fiscal years reflected taxation based upon realized revenue. The Company continues to believe that it has filed its tax returns, and paid all applicable taxes, in compliance with Mexican tax laws. The Company is vigorously defending the validity of the APA in the Mexican courts and may use its right to launch a NAFTA arbitration challenge to protect its interests. This is a very significant development which will be monitored carefully in 2017.

            A class action lawsuit was filed in early 2016 in the state of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Although the lawsuit was dismissed in January 2017 an amended complaint was filed in February 2017. This action will also be monitored closely in 2017.

            Primero’s Board and management are committed to following best practices in financial accounting and reporting standards in the mining industry. In support of this, the Audit Committee regularly receives reports on evolving standards in IFRS, industry and regulatory issues and governance practices. The Company has implemented the reporting requirements under the new Extractive Sector Transparency Measures Act (ESTMA) relating to the 2016 fiscal year and management expects to issue our initial report in May 2017.

            I would like to thank the Audit Committee members, our Board, our external auditors, KPMG, and management for all the significant efforts undertaken to achieve our mandate as set out in our committee’s charter for the 2016 fiscal year.

Sincerely,
Michael Riley, CPA, CA
Director and Chair of the Audit Committee

Appointment of Auditor

            KPMG LLP, an Audit, Tax and Advisory firm, 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the directors. KPMG LLP was first appointed as auditor of the Company on May 6, 2015.

            The Board unanimously recommends that shareholders vote FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of shareholders and the authorization of the directors to fix the remuneration of the auditor. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of shareholders and the authorization of the directors to fix the remuneration of the auditor.

Advisory Vote on the Company’s Approach to Executive Compensation

            The Board believes that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders. A detailed discussion of the Company’s executive compensation program is provided under the heading “Compensation” of this Information Circular. Shareholders are asked to consider that disclosure because the shareholders have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

            “BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2017 annual general and special meeting of Shareholders.”

            Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. However, the Board and the Human Resources Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see “Statement of Executive Compensation” for details regarding the compensation philosophy and guidelines of the Board).

            The Board unanimously recommends that shareholders vote FOR approval of the non-binding resolution on executive compensation. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR approval of the non-binding resolution on executive compensation.

SECTION 3: GOVERNANCE

Governance and Nominating Committee Report

            Primero’s Governance and Nominating Committee is pleased to present the following disclosure of Primero’s corporate governance practices. As a company that is committed to creating sustainable long term value for the benefit of all stakeholders, Primero understands that it must lead with its governance practices. In this spirit, Primero seeks to maintain governance practices that reflect standards that meet or exceed those of its peers, reflect governance best practices for a company such as Primero, and establish the foundation to sustain the larger, mature organization that Primero intends to become. We believe that good governance supports more consistent, sustainable, superior performance.

            In 2016, the Governance and Nominating Committee continued developing governance initiatives to maintain compliance with regulatory requirements and also to enhance the Company’s governance practices in line with current market views of best practices and reflecting Primero’s commitment to align with our shareholders’ interests. As standards of good governance are continually evolving, so must our governance practices, and we endeavour to be a leading example of good governance, appropriate to our business and our industry.

            Among the Committee’s annual responsibilities, we reviewed board structure and composition. This review resulted in the appointment of Ms. Patricia Fortier as Director to the Board. Ms. Fortier brings a strong knowledge of Latin America and government relations as a result of her diplomatic career. Ms. Fortier becomes the first female representation on the Board of the Company and her appointment reflects the strong commitment of this committee to the Company’s diversity policy adopted in 2015.

            In addition, the Committee thoroughly reviewed and improved the Board evaluation questionnaire. The new questionnaire allows Directors to gain a clearer understanding of the strengths and weaknesses of the Board and to identify opportunities for improvement.

            In conjunction with the Human Resources Committee, we considered and made recommendations to the board of directors in respect of Director compensation maintaining Directors’ compensation without changes in 2016.

            In 2016, a year in which Primero addressed many challenges, Primero remained focused on continually improving its governance practices and policies to provide enhanced transparency, integrity, principled action, risk oversight and stakeholder engagement. To this point, Primero has adopted a Shareholder Engagement Policy to promote meaningful and constructive communication with its shareholders.

            Primero’s corporate governance practices are described in detail below. The Governance and Nominating Committee believes that Primero’s corporate governance provides a governance framework that provides transparency and confidence to our shareholders.

Sincerely,
David Demers,
Chair, Governance and Nominating Committee

Governance Overview

            The board of directors is committed to acting in the best interests of the Company and its stakeholders. The Board fulfills its role directly and through its standing committees which are focused on the performance of the Company and the continued improvement of our corporate governance practices. Detailed information on the Audit, Human Resources, Governance and Nominating and Corporate Responsibility Committees, can be found under the heading “Board Committees” of this Information Circular.

            The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

            The following disclosure has been prepared under the direction of the Governance and Nominating Committee and has been approved by the Board. Below is a summary of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the TSX and the NYSE.

Governance Practices
Size of Board	8
Number of Independent Directors (%)	7/8 (87.5%)
Fully Independent Audit, Human Resources and Governance and Nominating Committees	YES
Majority of Independent Directors on All Other Committees	YES
Annual Election of Directors	YES
Average Tenure of Director Nominees (years)	5.9
Average Age of Director Nominees	62.5
Mandatory Term Limits for Directors	NO
Directors Elected Individually (not by slate)	YES
Majority Voting Policy for Directors	YES
Separate Board Chair & CEO	YES
In Camera Sessions of Independent Directors	YES
Share Ownership Policies for Directors and Executives, including anti-hedging	YES
Board Orientation/Education Program	YES
Code of Business Conduct and Ethics	YES
Annual Advisory Vote on Executive Compensation	YES
Formal Board Evaluation Process	YES
Executive Compensation Claw-back Policy	YES
Diversity Policy	YES
Shareholder Engagement Policy	YES

Corporate Governance Practices

Board of Directors

            The Board facilitates the exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. For information regarding independence of director nominees, see “Business of the Meeting - Election of Directors”.

Exercise of Independence by the Board

            Pursuant to the Company’s governance principles, the Board has followed the practice of meeting in executive session without management present at all scheduled Board meetings. In addition, where a matter under consideration at a Board meeting warrants it and to ensure that free and candid discussions can take place, the Chairman may request one or more members of management or non-independent directors to withdraw during the discussion of that matter. The Chairman may also call meetings of independent directors at the request of any independent director, on his own initiative, or in a situation whereby a conflict of interest arises with any director and such director should abstain from any vote regarding such matter.

            The meetings of independent directors are chaired by the Chairman. The meetings provide an opportunity for independent directors to raise issues that they do not wish to discuss in the presence of management. When such meetings are held at the commencement of the meeting, independent directors are able to discuss matters preparatory to the meeting and, when held at the conclusion of the Board meeting, independent directors are able to discuss any issues that may have arisen during the Board meeting. Throughout 2016, all Board meetings included an in camera session of independent directors at the beginning or end of the meeting, and some meetings included in camera sessions both at the beginning and end of the meeting. During 2016, independent directors met without management or non-independent directors present at every Board meeting.

           The independence of the Board is also fostered in the following ways:

  there are no members of management on the Board (or otherwise non-independent directors) other than the Chief Executive Officer;

  special meetings of the Board may be held at any time at the request of any two directors;

  no two directors may sit together on the Boards of two or more reporting issuers (including Primero) without the approval of the Board;

  individual directors may engage outside advisors (including a legal advisor) to assist them on matters involving their responsibilities, at the expense of the Company, provided that the approval of the Chairman is obtained; and

  the Chief Executive Officer’s compensation is considered, in his absence, by the Human Resources Committee and by the Board at least once a year.

Other Reporting Issuer Experience

            The Company acknowledges that its directors gain a benefit from service on boards of other companies, to the extent such service does not conflict significantly with the interests of the Company. The Governance and Nominating Committee evaluates the nature of, and time involved in, a director’s service on other boards to determine if an individual director is suitable for election or re-election. Please refer to a particular director’s Profile (See “Business of the Meeting - Election of Directors”) for information regarding other public directorships.

            The Board has adopted a policy limiting the number of Board interlocks among directors. No more than two directors may serve together on the board of two or more public company corporate boards, inclusive of the Company, without the approval of the Board.

            As of the date of this Information Circular, there are no board interlocks among directors.

            The New York Stock Exchange corporate governance rules suggest that Audit Committee members should not serve on more than three public company audit committees. All of the current members of the Audit Committee comply with this standard.

Meeting Attendance Record

            Directors are expected to attend all meetings of the Board and the committees of which they are members in person (although attendance by telephone is acceptable in appropriate circumstances), to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director is expected to contact the Chairman, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The following tables set out the attendance of directors at meetings of the Board during the year ended December 31, 2016.

Name	Number of Board Meetings	Number of Board Meetings Attended	Individual Attendance Rate
WADE NESMITH	8	8	100%
JOSEPH CONWAY	8	8	100%
DAVID DEMERS	8	8	100%
GRANT EDEY	8	8	100%
PATRICIA FORTIER	4(1)	4	100%
EDUARDO LUNA	2(2)	2	100%
BRAD MARCHANT	8	8	100%
ROBERT A. QUARTERMAIN	8	7	88%
MICHAEL RILEY	8	8	100%
ERNEST MAST	8(3)	8	100%

___________
Notes:
(1) Ms. Fortier was appointed a director of the Company, effective November 1, 2016
(2) Mr. Luna resigned from the board of directors, effective June 29, 2016.
(3) Mr. Mast resigned from the board of directors, effective March 6, 2017.

Mandate and Charters

            The Board has developed and approved a written mandate for the Board, formal charters for each Committee and position descriptions for each of the positions of Board Chairman, Vice Chairman, Committee Chairs, and Chief Executive Officer. Copies of the Board mandate and Committee charters can be found on the Company’s website at www.primeromining.com. Summaries of the mandate of the Board and the responsibilities of each Board Committee are set out below.

Mandate of the Board

            The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. Among other things, the Board is responsible for the following matters:

•	strategic planning, including:

o	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;

o	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

o	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans,

o	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and

o	approval of material acquisitions and divestitures;

•	financial and corporate matters, including:

o	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

o	approval of financings and the incurrence of material debt outside the ordinary course of business; and

o	approval of commencement or settlement of material litigation;

•	business and risk management, including:

o	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;

o	approval of any plans to hedge sales; and

o	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems; and

•	policies and procedures, including:

o	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

o	approving and acting as guardian of the Company’s corporate values; and

o	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

            The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, the Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

            A copy of the terms of reference for the Board, setting out its mandate and the duties and responsibilities of its members, is available for viewing on the Company’s website at www.primeromining.com and is attached as Schedule “A” to this Information Circular.

Board Committees

Committee Composition

            There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources Committee, (c) the Governance and Nominating Committee, and (d) the Technical and Corporate Responsibility Committee. The Audit Committee, the Human Resources Committee and the Governance and Nominating Committee are each comprised solely of independent directors. For more information regarding the composition and frequency of meetings for each board committee for the year ended December 31, 2016, see “Business of the Meeting - Election of Directors”.

Audit Committee

Chair:	Michael Riley

Other Members:	Grant Edey
Brad Marchant

            The Audit Committee is currently comprised of three directors, all of whom are both independent and financially literate according to the Board’s independence standards as set out in the Company’s Board Guidelines and applicable Canadian and US securities laws and regulations. Michael Riley, the Chair of the Audit Committee, is also an “audit committee financial expert” under the U.S. Securities and Exchange Act regulations. Additional information regarding the Audit Committee can be found in the Company’s Annual Information Form under the heading “Audit Committee”, which is available on SEDAR at www.sedar.com and on United States Securities and Exchange Commission website at www.sec.gov.

            The committee acts pursuant to its charter which is available for viewing on the Company’s website at www.primeromining.com and is attached as Schedule “B” to this Information Circular.

            The charter is reviewed by the committee and Board on an annual basis, with amendments made and approved as required to comply with regulatory developments and meet the needs of the Company as it grows and develops. The charter is the basis on which the committee plans and executes its workload throughout the year. On an annual basis the committee reports its compliance with the charter to the Board.

            The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee’s role is to: support the Board in meeting its responsibilities to shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure.

            The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor during 2016.

Human Resources Committee

Chair:	Robert Quartermain (appointed as Chair of the Human Resources Committee on May 4, 2016, was an existing member prior to that)

Other Members:	David Demers
Michael Riley

            The Human Resources Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. This committee is responsible for establishing a plan of continuity for members of senior management and for ensuring that the Company has an executive compensation plan that is both motivational and competitive to enable the Company to attract, retain and inspire performance of management of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Human Resources Committee is also responsible for reviewing and making recommendations to the Board with respect to the compensation philosophy and guidelines for the Company, and for ensuring the production of an annual report on executive compensation for review and approval by the Board. This committee reviews the terms of reference and corporate goals and objectives of the Chief Executive Officer, Chairman, and Vice Chairman and leads the annual evaluation process of performance of the Chief Executive Officer, Chairman and Vice Chairman. It also reviews and recommends compensation for directors, benefit plans, incentive awards and terms of employment agreements, and administers the Company’s equity-based compensation plans for employees and directors. For more information regarding the Human Resources Committee, see “Compensation”.

Governance and Nominating Committee

Chair:	David Demers (appointed as Chair of the Governance and Nominating Committee on May 4, 2016, was an existing member prior to that)

Other Members:	Grant Edey
Patricia Fortier (appointed to the committee on March 14, 2017)
Robert Quartermain (resigned from the Committee on March 14, 2017)

            The Governance and Nominating Committee enhances the Company’s performance by providing a focus on governance. It also assesses and makes recommendations relating to effectiveness of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. As part of its mandate, this committee, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees and reviews and monitors orientation and education of directors.

Technical and Corporate Responsibility Committee

Chair:	Brad Marchant

Other Members:	Robert Quartermain
Joseph Conway (appointed to the committee on February 17, 2016)
Grant Edey (appointed to the committee on March 14, 2017)
Eduard Luna (resigned from the Board and Committee on June 29, 2016)
Patricia Fortier (appointed to the committee on November 8, 2016)

The Corporate Responsibility Committee was renamed the Technical and Corporate Responsibility Committee effective March 14, 2017. This committee assists the Board in fulfilling its oversight responsibilities with respect to: (i) the technical and operational aspects of the Company’s mine, development, and exploration sites and programs, including all geological and engineering issues; and (ii) the Company’s environmental, safety and health, and corporate social responsibility policies and programs, and related performance.

Position Descriptions

            Set out below are brief descriptions of the mandate of certain positions. The Governance and Nominating Committee annually reviews the position description for the Chairman, Executive Vice Chairman and Committee Chairs. The Human Resources Committee annually reviews the position description for the Chief Executive Officer.

The Chairman

            The Chairman’s general mandate is to ensure the effective and independent conduct of the Board. The Chairman manages the affairs of the Board and monitors its effectiveness, sets agendas and manages meetings of the Board. The Chairman assists the Chief Executive Officer in executing his general mandate to implement the Company’s strategic and operating plans and to enhance shareholder value.

The Vice Chairman

            The Vice Chairman’s role has been created to allow the Board the continuing full benefit of Mr. Conway’s extensive industry experience and his understanding of the strategic opportunities in front of Primero. His general mandate is to support the Board to effect a successful and seamless leadership transition to our new Chief Executive Officer, and foster expanded relationships between the board of directors and the executive team in areas of strategic and corporate development. The Vice Chairman will also undertake specific strategic projects on behalf of the Board and will interact with the investment community, regulators, and industry groups on behalf of Primero.

The Chief Executive Officer

            The Chief Executive Officer’s general mandate is to implement the Company’s strategic and operating plans and to enhance shareholder value. The Chief Executive Officer is responsible for the overall day-to-day management of the Company and the implementation of policies and strategy of the Company.

The Committee Chairs

            The general mandate of a committee chair is to plan and chair meetings of committee members to ensure the committee fulfills the duties and responsibilities delegated by the Board. The chair of each committee leads the committee in undertaking its duties and responsibilities, sets agendas for, and chairs, meetings, and ensures the committee is composed of members with the appropriate skills and experience.

Orientation and Continuing Education

            The Governance and Nominating Committee is responsible for establishing and monitoring the orientation and continuing education of directors. The committee, in conjunction with the Chairman and the Chief Executive Officer, is responsible for orientation of new directors. The orientation program includes the provision of written information about duties and obligations of directors generally, the business and operations of the Company, documents from recent Board meetings, and opportunities to meet with senior management, other directors and the Chair of the Audit Committee. The Chairman meets with each new director to discuss the Company, the Board and the responsibilities of directors. Each new director is provided with a copy of the Board Manual, which contains the charters of each committee as well as all corporate governance-related policies.

            Directors are provided with regular investor relations reports about the Company and its competitors, as well as copies of analysts’ reports. The Board holds an annual strategy session and all directors are provided with the opportunity to visit the Company’s operations.

            The Governance and Nominating Committee facilitates continuing education of all directors by periodically canvassing the directors to determine their training and education needs and interests, arranging opportunities for directors to visit the Company’s facilities and operations on an annual basis, arranging for attendance by directors at seminars or conferences of interest and relevance and facilitating presentations by outside experts to the Board or Committees on relevant matters.

Nomination of Directors

            The Governance and Nominating Committee is comprised entirely of independent directors and is responsible for identifying, screening and recommending eligible nominees for election as directors. A more complete description of the responsibilities of this committee is set out under “Governance and Nominating Committee” above.

            The Governance and Nominating Committee annually reviews the general and specific criteria for candidates to be considered for nomination as directors, with a view to ensuring the composition of the Board provides the best mix of skills and experience to guide the long-term strategy and business operations of the Company. As part of this process, the committee considers the competencies and skills required by the Board as a whole and the particular competencies and skills that each current director possesses along with the diversity values of the Company as reflected in the Diversity Policy found in the Board Guidelines available on the Company’s website at www.primeromining.com. The review takes into account the diversity of background, skills and experience of the directors, which are the key characteristics that the committee believes are required for effective Board participation. All directors are encouraged to identify potential candidates and the Chief Executive Officer is asked to provide comment.

            The committee screens all potential nominees and review their individual characteristics and skills against the identified criteria and bearing in mind competencies and skills that may be lacking in the current make-up of the Board. Consideration is also given to the perceived ability of a nominee to devote the time and effort needed to fulfil his or her duties as a member of the Board. Where necessary the Committee also engages search firms to seek out candidates for Board positions.

Diversity Policy

            The Company has adopted a Diversity Policy in recognition of the benefits of having a board of directors and executive officers comprised of highly talented and experienced individuals who are diverse in a broad array of attributes and who reflect the demographics of the communities in which the Company operates.

            Recognizing the challenges of identifying a qualified pool of candidates that adequately reflect the Company’s diversity values combined with the required professional skills, the Company decided not to adopt specific targets for the Board or the executive team but instead it has committed to promote its objectives by, among other things, considering individuals who are highly qualified, with the experience to enhance the Company’s current and future business objectives. In 2016, the Governance and Nominating Committee considered the inclusion of a female director on the Board to be a valuable enhancement and has appointed Ms. Fortier on the Board of the Company.

            The table below shows the number of women on the Board and in executive officer positions, evidencing the efforts of the Company to promote the participation of women at all levels within its structure as of the date of this Information Circular.

            Beyond gender diversity, we also have a highly diverse employee base reflecting our constituent communities among other qualities.

	Total # Members	Female Members	Percentage of Female Members
Board of Directors	8(1)	1	12.5%
Executive officers	7(1)	2	28.5%
Total	15	3	20%

Notes:
(1) Mr. Conway is included in both the Board and Executive Officer numbers.

            The Governance and Nominating Committee reviewed the qualifications of the current directors, all of whom have been nominated for election as directors in 2017, against the mix of skills and experience that it determined best for the Company and concluded that there are currently no gaps in skills or experience that need to be filled.

Our Board Skills

Assessments and Performance Reviews

            The Governance and Nominating Committee conducts an annual review of the performance of the Board and the Board committees. The Governance and Nominating Committee has designed a written questionnaire that is sent to each director on an annual basis to evaluate the Board as a whole as well as the Board committees. The questionnaire asks directors to evaluate the Board’s composition, function and meetings. In addition, each committee is evaluated with respect to its understanding of its role and responsibilities, the involvement of each committee member, its composition, and conduct of meetings. Finally, each director is interviewed by the Chairman with respect to board function, individual director performance and peer evaluation with respect to attendance, preparedness, knowledge of business and required contribution to the deliberations of Board and committees. The questionnaires are prepared, sent by and summarized by the Chair of the Governance and Nominating Committee. The Governance and Nominating Committee discusses the results of the assessments, and the Chair of the Governance and Nominating Committee then presents a final report to the Board. As the Board Guidelines provide for a more comprehensive evaluation of its Directors every 5 years, in 2015 this assessment was conducted by an independent advisor, engaged for this purpose.

Term Limits and Retirement Policy

            The Company believes that imposing term limits on its directors would be unduly restrictive and not in the best interests of the Company, and could become an arbitrary mechanism for removing directors which could result in valuable and experienced directors being forced to leave the Board solely because of length of service. Therefore, the Company has decided not to adopt specific term limits for the directors on its Board, but rely instead upon effective annual assessments to ensure the ongoing efficacy of individual directors and the Board and its committees as a whole. The Company does not have a retirement age policy.

            Furthermore, the Board Guidelines provide for a more comprehensive evaluation of its Directors every five years. Additional information relating to the Board Guidelines can be found on the Company’s website at www.primeromining.com.

Succession Planning

            The Company has a succession plan for its executive management team. The Human Resources Committee periodically reviews this plan and prepares a report to the Board with respect to the executive management team members including the President and Chief Executive Officer.

The Board is responsible for ensuring the orderly succession for the position of President and CEO and that the CEO has a succession plan in place for other key members of the executive management team. Board’s responsibility extends to reviewing and approving reports received from the Human Resources Committee.

Ethical Business Conduct

Code of Business Conduct and Ethics

            The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for the Company, its directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. Employees are required to sign the Code when they are engaged. The full text of the Code may be viewed on the Company’s website at www.primeromining.com.

            The Board is not aware of any departures from the Code during 2016. In 2016, the Company implemented and delivered a Code of Conduct training program designed to ensure our commitment to the highest level of business ethics. The Board monitors compliance with the Code by conducting this training program of all supervisors, management, executives and directors, which verifies, among other things, that the respondent is aware of, and had reviewed the Code, and where necessary has reported any deviations from the Code.

            Directors and officers who have a material interest in any transaction or agreement to which the Company is a party are expected to disclose that interest to the Board, and a director who has a disclosable interest under the BCA, is not entitled to vote on the matter at meetings of the Board. As part of the orientation process, directors are provided with information regarding conflicts of interest. In instances where the Board deems it necessary, a committee of independent directors may be struck and delegated the authority to deal with a particular matter.

            The Company has also adopted a Whistleblower Policy and monitored reporting system to complement the Code. The Whistleblower Policy provides for a mechanism for agents, suppliers, service providers, directors, officers, and employees of the Company or any affiliate who believe that a violation of the Code has occurred or who have good faith concerns regarding various matters (including financial statement disclosure issues, accounting matters, internal controls, fraud and misrepresentations) to report the violation or concerns. Where the reporting person does not wish to, or is not able to, discuss a concern with his or her immediate supervisor, they may use an anonymous and confidential reporting system that allows for anonymous reporting via the internet, telephone or mail, in multiple languages. This system provides immediate notice of a report to the Chair of the Audit Committee and the Chief General Counsel. In the event the reporter is reporting matters which may involve senior management, they may designate it as ‘sensitive’, and it is then only viewed by the Chair of the Audit Committee and another independent director. Upon review and investigation of reported matters, the Company will take corrective and disciplinary action, if appropriate.

            In addition, in 2016 the Company continued with the training program that it started in 2014 to provide officers and directors and designated management and advisors, with an understanding of applicable anti-corruption laws and the requirements of the Company’s policies respecting anti-corruption matters.

Corporate Disclosure Policy

            The Board has approved a Disclosure, Confidentiality and Insider Trading Policy, which is intended to ensure that all material information relating to the Company is communicated appropriately, and in a timely manner, to the public and shareholders. This policy also applies to the dissemination of annual and quarterly reports, news releases and other reports. The Disclosure, Confidentiality and Insider Trading Policy may be viewed on the website at www.primeromining.com. In addition to annual general meetings, meetings between management of the Company and various investors and investment analysts occur occasionally, all of which are governed by the above policy.

SECTION 4: COMPENSATION

Human Resources Committee Report

            On behalf of the board of directors, Primero’s Human Resources Committee presents Primero’s 2017 Statement of Executive Compensation.

            In 2016 Primero faced a series of extraordinary operational, financial and legal challenges. In 2016, production was adversely affected as we implemented enhanced ground control standards at the Company’s San Dimas operations and addressed other productivity and mining issues. Production levels and slow VAT refunds in Mexico1 adversely affected the Company’s cash flow. We engaged in a continual program of refocusing operational priorities while cost-cutting across the organization including significant personnel reductions at our sites and in the corporate office. While we achieved revised, albeit reduced, guidance for production and for costs2 and we have improved our understanding of our ore bodies, we did not achieve our short-term internal corporate operational and financial objectives. Primero’s share price declined sharply in early 2016 when, in February 2016, the Mexican tax authorities initiated a legal proceeding to nullify the APA3. We also suffered the personal and professional impact of losing our colleague and friend Guillermo Adrian in a plane crash in April 2016, shortly after his promotion from General Manager of San Dimas to corporate leadership as Vice President, Operations.

            In this context, with mining industry demand for highly qualified people increasing as commodity prices strengthened in 2016, the Company’s compensation program was tested as the Company faced recruitment for key leadership roles, and motivation and retention of talented individuals who were performing at high levels in the face of intense challenges with uncertain outcomes. While we lost some fine people, we were able to reinforce our management expertise with new hires in the critical positions of Chief Financial Officer and Chief Operating Officer. The Company’s share price performance also tested the alignment of our compensation program with shareholder interests.

            As we considered the compensation for the executive team for 2016 and 2017 we had many factors to consider. In a year of poor operational results and leadership transitions, the team faced challenges that demanded high performance and intense effort. Executive compensation overall declined as compensation awards were lower and negative share price performance affected the realizable value of long term incentives, undermining retention value. In early 2017, among other things, the Company announced further cost-cutting, initiatives to re-set operations and a strategic review process4. We had to consider how to fairly reward personal performance to retain and motivate executives in the face of unprecedented challenges and uncertainty while recognizing that individual achievements on behalf of longer term value were not reflected in near term shareholder value.

            As we assessed Primero’s overall compensation program, and considered the report of our compensation consultant including an analysis of comparable mining companies, we concluded that its objectives remained valid and the elements of base salary, short term performance-based incentives and long term incentives with a performance factor provided the appropriate tools to achieve those objectives. We made certain adjustments, however, to refocus short term incentives on key annual metrics and to adjust the approach to long term incentive awards to maintain alignment with longer term shareholder interests.

            The failure to achieve corporate objectives in 2016 resulted in significantly lower short-term incentive awards for executives in 2016 for the third year in a row, with awards reflecting only personal performance achievements. The Company’s poor share price performance negatively affected the value of long-term equity-linked incentives that vested in the year. This is of course how performance-linked compensation is designed to work. We see this as evidence of the linkage between executive pay and shareholder experience.

            Looking forward to 2017, our compensation decisions continued to balance shareholder alignment and compensation program objectives. While our compensation consultant’s benchmarking indicated that executive salaries were below their target midpoints, in consideration of the Company’s performance, 2017 salaries remained frozen for the third consecutive year. While our total compensation package maintains its emphasis on at-risk compensation, for 2016 equity-based compensation awards made in early 2017, we exercised discretion to reduce the number and value of equity-linked incentives in view of the Company’s low share price. We viewed this as appropriate to limit shareholder dilution while continuing to provide retention and align our key leaders with long-term shareholder value creation.

_______________________________________________
1 Primero news release entitled “Primero Reports Third Quarter 2016 Results” dated November 9, 2016.
2 Primero news release entitled “Primero Achieves 2016 Revised Production and Cost Guidance” dated January 18, 2017.
3 Primero news release entitled “Primero Receives Legal Claim Filed by Mexican Tax Authorities, “dated February 3, 2016
4 Primero news releases entitled “Primero Achieves 2016 Revised Production and Cost Guidance” and “Primero to Resume Operations at San Dimas” dated January 18, 2017 and April 13, 2017, respectively.

            In 2016 one vice president retired and was not replaced, resulting in an executive team that is smaller by three vice presidents since late-2015 when two other vice presidents retired without replacement. Demonstrating fiscal leadership in stepping into the full-time role of Interim President and Chief Executive Officer in early March, 2017, Mr. Conway’s salary was set at a rate that is 20% below the previous CEO salary. As an interim position, Mr. Conway’s compensation will not include any short term incentive, and his equity based compensation will continue to be only his equity retainer as Vice Chairman.

            The committee also reviews director compensation and works with the Governance and Nominating Committee to make recommendations on director fees and long-term equity grants. In the context of current Company performance and ongoing challenges, director cash compensation was reduced by $25,000 per director in 2017. The equity-based retainer in the form of share units, which is the majority of director compensation and aligns the Board with shareholder interests in long-term value creation, was maintained at 2016 levels.

            Primero’s executive compensation program and practices are described in detail below. The Human Resources Committee believes that Primero’s compensation governance as well as its compensation program and practices provide transparent and effective support for the attainment of Primero’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders. I assumed the role of Chair of the Human Resources Committee in mid-2016, and I would like to thank the former Chair, David Demers, for his service and continued membership on the committee.

     As we turn towards 2017, the Company is advancing its operational re-set and we have begun to lay the foundations for a strengthened Primero going forward.

Sincerely,
Robert Quartermain, Chair
Human Resources Committee

Compensation Governance and Overview

Objectives and Philosophy of Compensation Program

            The Company operates a complex business in a highly competitive market for experienced executives. We compete with other, larger industry competitors to attract, motivate and retain top quality management capable of delivering superior value. Primero’s people make the difference in its ability to address extraordinary challenges and drive performance. The Company’s compensation program is therefore designed to be competitive with its peers so as to attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s strategic plan and create sustainable value for Primero’s shareholders. Typically, being competitive entails targeting overall compensation between the median and 75th percentile of our peer comparator group.

            Navigating through extraordinary operational, financial and legal challenges, as Primero did in 2016, depends on the quality of our people, flexible leadership in the face of shifting circumstances, and persistent execution against a strong strategic plan focused on key value drivers. Compensation principles need to balance the short and long term objectives of our strategic plan and recognize the challenge of retention and motivation in cyclical downturns and difficult conditions. We want to align executives with long term shareholder interests using long-term equity-linked compensation incentives that will vary in value with Primero’s long term share price performance. As a commodity-based business, Primero’s share price is heavily influenced by the price of gold. Primero therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence.

            The primary objectives of Primero’s executive compensation program are to attract, motivate and retain the top-quality, experienced executives essential to building the leadership team that can deliver long-term superior value creation, mitigating risks that might undermine value achieved. Essential to these core objectives are the following elements:

  To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, NEO compensation is structured so that the “at risk” component typically represents between 65% of total target and 79% (at the CEO level). Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

  To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met. This element is typically 20-26% of total targeted compensation.

  To align the interests of executive officers with the long-term interests of shareholders through incentives that reflect value created for shareholders and the attainment of objectives that support the realization of longer term value creation, and support retention. This element is delivered primarily through share units and stock options granted to vest over three and, effective 2016, grants are now performance-based. Typically, our NEO’s see the 44% to 53% of their compensation in the form of long term equity.

            The Company’s executive compensation program emphasizes performance-based incentives that reward its executives for the achievement of specific annual and longer term business goals including year over year improvements in core metrics. Given this emphasis, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence and which drive sustainable value. This presents a challenge in our commodity-based business as our revenues depend on gold and silver prices which are affected by numerous factors that are difficult to predict and beyond our control. Further, it is important to motivate and reward executives toward doing in the near term things that will support long-term value over short-term achievements at the expense of sustainable long-term value. For this reason, Primero’s incentive programs focus on long-term operational value drivers of performance (production, cost and resource growth) over more cyclical measures of financial performance. Furthermore, to support long-term value creation, precious metals companies are required to make significant substantial and sustained investment in exploration and development, at the expense of current earnings. For this reason, the Company has designed its incentive programs to reward success in initiatives that support long-term performance as well as short-term metrics. In order to reinforce this approach, in 2016, after considering peer company practices and the reports of the Company’s compensation consultant, ‘Value Creation’, largely a function of the Company’s 1 and 3 year shareholder returns, was replaced with ‘Financial Health’ in the metrics used to determine the annual performance-based cash incentives (See “Annual Performance-Based Cash Incentives” below).

            Primero’s approach to executive compensation achieves its objectives of attracting, retaining and motivating top quality executives while fully aligning executive officers’ interests with those of the Company’s shareholders. The table below demonstrates this by plotting annual shareholder return over aggregate yearly take home compensation and change in value of equity-based compensation(1) for the senior executive positions of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief General Counsel for 2012 through 2015.

Notes:

(1)

Compensation values in thousands of dollars. Executive compensation values are annualized for any data that reflected a partial or prorated year, with annual incentives based on the incumbent in position at year-end. Change in value of equity-based compensation is calculated as follows:

i.

Stock options – in the year of grant it is the difference between the exercise price and market price of the Company shares at December 31 multiplied by the number of stock options outstanding, never being less than zero. In subsequent years, it is the difference in market price from one year to the next multiplied by the number of stock options outstanding, never being less than zero.

ii.

PSUs -in the year of grant it is the difference between the grant date price and market price of the Company shares at December 31 multiplied by the number of PSUs outstanding. In subsequent years, it is the difference in market price from one year to the next multiplied by the number of PSUs, unless the PSUs have vested, in which case it is the difference in market price from December 31 of the previous year and the vest date plus the grant date price multiplied by the number of PSUs paid out.

            Role of the Human Resources Committee

            The Human Resources Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations on these matters to the Board for approval. The committee periodically reviews other significant human resources matters such as executive succession plans and terms of employment.

            The Human Resources Committee is comprised of three independent directors who meet at least twice annually: Robert Quartermain (Chair as of May 2016), who has served on this committee since July 2010, Michael Riley, who has served on this committee since May 2014, and David Demers, who has served on this committee since July 2010 (serving as Chair until May 2016). Each member has experience in executive compensation by virtue of his experience as current or former director or officer of a public corporation (see “Election of Directors – Principal Occupation, Business or Employment of Nominees”). The Board believes the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

            In support of the fulfillment of their role, the Human Resources Committee engages and receives the input of an external independent advisor skilled in executive compensation matters, with knowledge of the mining industry, Roger Gurr & Associates (the “Consultant”, see “Statement of Executive Compensation – Compensation Governance and Overview – Role of Independent Third Party Compensation Advisor”). The Human Resource Committee’s role in connection with director compensation matters is exercised in conjunction with the Governance and Nominating Committee (see “Governance – Corporate Governance Practices – Board Committees”). For compensation matters pertaining to executive officers other than the Chief Executive Officer (the “CEO”), the committee fulfills its responsibilities in consultation with the CEO (see “Compensation Governance and Overview – Role of the Chief Executive Officer”). The committee reviews recommendations made to it and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

            When considering the appropriate compensation to be paid to executive officers, the Human Resources Committee has regard to a number of factors including:

  recruiting and retaining executives critical to the success of Primero and the enhancement of shareholder value;

  providing fair and competitive compensation that provides pay for performance;

  aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

  rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

  available financial resources, equity-based compensation plan terms and limits, and the economic outlook affecting Primero’s business.

            With respect to the financial year ended December 31, 2016, the Human Resources Committee recommended to the Board and, upon its further consideration, the Board approved:

  that the Company maintain the overall compensation philosophy and approach consistent with that of prior years;

  a cash-settled, equity-linked compensation plan to provide non-employee directors with an equity- linked retainer pending approval by shareholders of amendments to the 2013 PSU Plan to accommodate grants to non-employee directors subject to annual per-director limits on grants;

  in conjunction with the Governance and Nominating Committee, the components and amounts of cash and equity-linked compensation for directors for 2016 and the approval of their grants of equity-based compensation pursuant to the cash-settled plan and the 2013 PSU Plan;

  that the Company apply certain achievement factors and performance weightings in its annual performance-based cash incentives program for 2016;

  that the Company adopt a policy to use a 5 day volume-weighted average price (“VWAP”) for Common Shares of as of the award date when determining the value of an equity-based compensation grants in order to mitigate the risks of share price volatility;

  in consultation with the CEO, in respect of non-CEO executives, the 2016 base salaries and 2016 long- term incentive grants under the 2013 PSU Plan and the Stock Option Plan, and the amounts of 2016 annual performance-based cash incentive awards based upon achieved performance;

  following CEO performance evaluation, the annual performance-based cash incentive award for the CEO; and

  the Human Resources Committee’s Terms of Reference and the results of the Human Resources Committee’s annual evaluation process.

Subsequent to the financial year ended December 31, 2016, the Human Resources Committee recommended to the Board and, upon its further consideration, the Board approved:

  in consultation with the CEO, in respect of non-CEO executives, the 2017 base salaries and target annual performance-based bonus (as a percentage of the base salary) and 2017 long-term incentive grants including the introduction of a performance factor under the 2013 PSU Plan and the Stock Option Plan;

  in conjunction with the Governance and Nominating Committee, the directors’ compensation for 2017; and

  the transition of the CEO role from Mr. Mast to Mr. Conway as Interim CEO and the appropriate compensation for such interim role.

            The complete Terms of Reference for the Human Resources Committee are available on Primero’s website at www.primeromining.com under the “Corporate Governance” tab.

Role of the Chief Executive Officer

            The Chief Executive Officer plays a role in executive compensation decisions by:

  making recommendations to the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees;

  making recommendations to the Human Resources Committee regarding the annual objectives for the other executive officers and providing assessments of their performance relative to such objectives; and

  making recommendations to the Human Resources Committee regarding executive officer base salary adjustments, target annual performance-based cash incentive awards and actual payouts, and long-term incentive awards in the form of PSU and stock option grants.

Role of Independent Third Party Compensation Advisor

            During the financial year ended December 31, 2016, the Human Resources Committee retained Roger Gurr & Associates, (the “Consultant”), an independent third party compensation advisor, to assess the Company’s approach to executive and director compensation including associated risk implications (see “Statement of Executive Compensation – Compensation Governance and Overview – Risk Assessment”). The Consultant was originally retained in 2010 and has been re-engaged on an annual basis since then, following assessment and consideration by the Human Resources Committee. In reappointing the Consultant, the Human Resources Committee considered and was satisfied that the Consultant is independent of the Company and possesses the appropriate expertise to advise the committee on matters within its mandate. In 2016 and early 2017, the Consultant provided reports to the Human Resources Committee respecting executive and director compensation dated July 16 and 24, 2016, September 23, 2016, October 31, 2016 and March 11, 2017 (the “Consultant’s Reports”), which reports provided guidance regarding executive and director compensation for 2016 and 2017.

            For the financial years ended December 31, 2015 and 2016, the Company paid the Consultant $29,400 and $55,500, respectively, as detailed below:

	Fees Paid to	Fees Paid to
	Consultant in Year	Consultant in Year
	Ended	Ended
Nature of Services	December 31, 2016	December 31, 2015

Executive Compensation-Related Fees(1)	$55,500	$29,400

All Other Fees(2)	Nil	Nil

Total	$55,500	$29,400

_____________________
Notes:

(1)	“Executive Compensation-Related Fees” include the aggregate fees billed by the Consultant for services related to determining compensation for the Company’s directors and executive officers.

(2)	“All Other Fees” include the aggregate fees billed for all other services provided by the Consultant that are not Executive Compensation- Related Fees.

            Based upon a review of compensation strategies of similar mining companies, the Consultant’s Reports recommended an overall compensation strategy for 2016 that included salary, annual performance-based cash-incentives and performance-based long-term incentive awards in the form of PSUs and/or stock options. The Human Resources Committee considered the Consultant’s Reports and advice, and its recommendations are reflected in the executive compensation program described below.

Elements of Executive Compensation

            As described above, Primero’s compensation program has three main elements: base salary, an annual performance-based cash incentive award, and performance-based grants of equity-based long-term incentive compensation in the form of phantom share units (“PSUs”) under the 2013 PSU Plan and stock options under the Stock Option Plan (see “Long Term Incentives – Equity Based Compensation”). In addition, Primero offers standard benefits, including medical and dental, long-term disability, life insurance and group RRSP contributions which in the aggregate are important employment conditions, although not material in relation to overall value of the compensation package. The specific rationale, design, determination of amounts and related information regarding each of these components are outlined below.

			Target Percentage	Element
Element of		Relationship to Corporate	of Total	‘At-Risk’
Compensation	Description	Objectives	Compensation	or Fixed

Base Salary	Base salaries are fixed to be competitive considering individual experience and contribution to the Primero leadership team, and are used as the base to determine the value of other elements of compensation and benefits.	Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	21% – 35%	Fixed

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan. Typically, a significant portion is set as a corporate performance factor, with a portion established for individual performance metrics.	Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example, production; safety; development milestones) with external factors (financial metrics including operating income, which is influenced by metals prices, and TSR, which is influenced by short term market sentiment).	21%– 26%	At-Risk

Long-Term Equity Incentives	PSUs and stock options are a variable element of compensation intended to reward executive officers for success in achieving sustained shareholder value reflected in stock price. As these grants vest over a three year period, they are also important for executive retention.	Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of PSUs and up to 5 years in the case of stock options). Equity grants fully align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.	44% – 53%	At-Risk

Benchmarking

            As a core tenet of Primero’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives, the Human Resources Committee relies on input from the Consultant and other outside information, including the industry insight of members of the Board. Our objective is to establish compensation levels that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance. This applies both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge whether its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

            The Human Resources Committee annually revisits the group of comparator mining companies used to benchmark its compensation to ensure the continued appropriateness of the group. In determining the appropriate group for 2016, the Committee and the Consultant considered the following primary factors: companies with producing gold and/or silver mines with at least two or more significant assets; companies currently developing a gold and/or silver mine with significant assets expected to be in production in the next two years; and companies with production levels (now or anticipated in the next two years) in the range of 200,000 to 800,000 equivalent ounces of gold. In addition, the following secondary factors were considered: companies with operating and/or development activities in a foreign location (i.e. other than Canada or the United States of America); companies with activities concentrated in Mexico, Central and South America; and companies with a market capitalization in the range of that expected of Primero over the next years (over $1 billion and towards $2 billion, a reduction from the 2014 criteria of 2.5 billion). In early 2016, the Company’s market capitalization declined due to the extraordinary legal action commenced by the Mexican government5 while the market capitalization of its 2015 peer comparator group had increased.

            Upon review of the primary and secondary factors used to determine the comparator companies in prior years, the committee determined that the factors applied for 2015 continued to reflect the current profile and prospects of Primero. Applying these factors, four companies that were in the 2015 comparator group were deleted due to their significantly higher market caps and operating revenues, and two remaining companies had merged (Alamos and Aurico merged). In order to maintain the focus on intermediate gold producers, and recognizing that resolution of a single one-off event could increase the Company’s market capitalization significantly, the committee determined not to add smaller gold producers to the group. Otherwise, 14 of the 19 companies in the 2015 comparator group remain to comprise the 2016 comparator group.

            Despite this market cap decline, the primary selection factor of production level, complexity and diversity of operations remains the same that justifies the maintenance of most of the present peer comparators and the non-inclusion of smaller gold producers.

            The following are the comparable companies used for director and executive officer compensation matters in 2016, and are included in the Consultant’s Reports: Alacer Gold Corp., Alamos Gold Inc., Capstone Mining Corp., Coeur Mining Inc., Dundee Precious Metals Inc., Endeavour Silver Corp., First Majestic Silver Corp., Hecla Mining Co., Hudbay Minerals Inc., Nevsun Resources Ltd.; SEMAFO Inc., Sherritt International Corp., Silver Standard Resources Inc., and Torex Gold Resources Inc.

            It is important to remember that compensation issues come down to individual decisions and one on one negotiation with specific people. These decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including experience, tenure, and unique leadership characteristics. Our benchmarking process is a guideline to making the right decision in specific cases, not a straitjacket for compensation decisions. The committee relies on the CEO and the HR professionals within the Company for advice on management compensation, as well as the Consultant’s research and advice, and we provide our advice to the CEO, but we believe our most important responsibility is to get executive compensation right and develop flexible but competitive compensation tools to ensure that the CEO can recruit and retain a high-performance management team that delivers sustainable value.

Risk Assessment

            The Human Resources Committee considers the risk implications associated with Primero’s compensation policies and practices on an ongoing basis and as part of its annual compensation review, we obtain the input of the Consultant in respect of such risks. While the nature of the business in which the Company operates requires some level of risk taking to achieve growth of reserves and production targets in the interests of value creation, the executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking. To this end, the Human Resources Committee has reviewed each of the elements of compensation and its overall compensation program and is satisfied that the executive compensation program provides the necessary framework and governance to support achievement of the Company’s objectives in a risk-controlled environment, aligning the interests of executives, other key employees, shareholders and other stakeholders, including local communities in which the Company operates.

            Certain elements of Primero’s compensation program directly support risk mitigation in its compensation policies and practices:

  Primero uses ‘cost per ounce’ versus ‘cost per tonne’ as a corporate objective used to assess performance, thereby directing focus to profitable production and mitigating the risk of production at the expense of higher costs;

  Primero has removed shareholder return from the annual performance-based cash incentive objective. This is consistent with trends amongst mining operating companies, many of which incorporate such a measure only in the determination of long term incentives. The company added a ‘Financial Health’ corporate objective to focus upon the ongoing (short and long term) financial health.

________________________________________________
5 Primero news release entitled “Primero Receives Legal Claim Filed by Mexican Tax Authorities,” dated February 3, 2016.

  Primero has implemented a claw-back policy to recoup compensation paid to any executive that is responsible for fraud or intentional misconduct that results in materially restated financial results; and

  Primero’s Share Ownership Guidelines applicable to directors and officers prohibit hedging against declines in value of the Company’s equity securities.

            The Human Resources Committee’s risk assessment and management is based on the underlying philosophy that guides the committee in the design of the key elements of compensation as follows:

  Provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of executive talent;

  Appropriately balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking, while also proving an important portion of total compensation that is variable and “at risk” for the executives;

  Strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

  Defer a significant portion of “at risk” compensation to keep executives focused on continuous long- term performance.

            Some specific controls that are in place to mitigate certain risks are as follows:

  Business continuity and executive retention risk: total compensation is reviewed annually to ensure it remains competitive year over year;

  Environmental and safety risk: the environment and safety are important factors used to assess the ongoing performance of the Company and have an important impact upon executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and/or safety events will adversely affect contingent compensation such as annual performance-based cash incentive awards and/or any long-term incentives awarded;

  Cash flow risk: salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary, with the maximum annual performance-based cash incentive awards pre-determined. The only open ended award (i.e. having no payout limit) available to executives are PSUs, the payout value of which is linked to the Company’s future stock price. The Company has been reducing its use of its ‘cash only’ PSU Plan (the 2010 PSU Plan) and has determined that PSUs issued under the 2013 PSU Plan will be paid by the issuance of shares in lieu of cash;

  Cash flow risk associated with PSU Plans: a limited number of PSUs are available, the number issued is based upon current stock price and the life of a PSU is limited to three years. The most significant cash flow risk is associated with a rapid increase in share price over a three year period. The cash flow impact is calculated by the Company each year and amounts are accrued in the financial statements over the vesting period. While an increase in share price may be linked to the Company’s success and positive cash flows, the Company has further mitigated the cash flow risk by shifting from a PSU Plan that allowed only for cash settlement to the 2013 PSU Plan, which provides the Company with the flexibility to elect, in its sole discretion to pay out PSUs granted under it in cash, Common Shares, or a combination of cash and Common Shares. The Board has determined that PSUs granted under the 2013 PSU Plan which vest in 2016 will be settled by the issuance of Common Shares;

  Stock dilution risk (from annual issuances of long-term incentives in the form of stock options or PSUs under the 2013 PSU Plan): the Stock Option Plan and the 2013 PSU Plan limit total potential dilution to 10% of the issued and outstanding Common Shares across all equity-based compensation plans and with a 9% sub-limit under the 2013 PSU Plan alone, there are target annual issuances as a percentage of salary for each executive, and each issuance has vesting provisions to defer actual dilution, while enhancing executive retention and providing a long-term focus; and

  Inappropriate Risk Taking: align executive interests with interests of shareholders by encouraging equity ownership through the share ownership guidelines, and mitigate incentives to undermine value through an anti-hedging policy.

Share Ownership Guidelines and Anti-Hedging Policy

            Primero has long-standing Share Ownership Guidelines which set minimum shareholding requirements for directors and officers. Primero believes that these guidelines provide a further incentive to directors and executive officers to align with shareholders’ interests in the achievement of corporate objectives by encouraging economic investment in the Company. The policy also disallows directors and officers from engaging in hedging against a decrease in the value of the Company. The policy provides as follows:

i.	Directors should hold shares in the Company having a value equal to three (3) times the then current independent directors’ annual cash retainer amount;

ii.	The Chief Executive Officer should hold shares in the Company having a value equal to three (3) times his/her then current annual base salary; and

iii.	Vice Presidents should hold shares in the Company having a value equal to their then-current annual base salary.

Directors, CEO and Vice Presidents are expected to establish this level of shareholding in the Company within five (5) years of their appointment (or, in the event their compensation is increased, he or she will have five (5) years from the date of such increase to comply with the additional required amount). Common shares held and phantom share units granted to such director or officer will be included in determining whether this policy is being met by any particular director or officer. If a director or officer has achieved the requisite shareholding level and subsequently falls below the applicable guidelines solely due to a decline in the value of shares, the guideline will be deemed satisfied for such director or officer provided that such director or officer maintains at least the number of shares held at the time compliance was achieved.

             As of April 28, 2017, all of Primero’s executive officers and directors are in compliance with this policy.

Executive Compensation Claw-back Policy

            In early 2015, Primero’s Board formally adopted the following ‘Claw-back Policy’: If an executive is determined to be responsible for fraud or intentional misconduct resulting in a material restatement of financial results, the Board may recoup the entire amount of incentive compensation paid to the executive where the compensation would have been lower if the financial results had been properly stated.

Executive Compensation 2016

Named Executive Officers

            The following individuals are the Company’s named executive officers (“Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2016:

  Ernest Mast, President and Chief Operating Officer (from February 2, 2015, becoming President and Chief Executive Officer as of February 1, 2016 to March 6, 2017);

  Kevin Jennings, Chief Financial Officer (since September 20, 2016);

  Damien Marantelli, Chief Operating Officer (since October 6, 2016)

  H. Maura Lendon, Chief General Counsel and Corporate Secretary (since March 29, 2012);

  Tamara Brown, Vice President, Investor Relations (since June 1, 2010) and Vice President, Corporate Development and Investor Relations (since October 16, 2015);

  Joseph Conway, Vice Chairman, Former Chief Executive Officer (until January 31, 2016) and appointed Interim Chief Executive Officer (as of March 6, 2017); and

  Wendy Kaufman, Former Chief Financial Officer (until September 6, 2016).

Base Salary

            The Human Resources Committee reviews base salaries annually and arrives at its recommendations after reviewing the Consultant’s Reports and discussing current conditions with the CEO. Our guideline is to position NEO base salary within a range 20% above and below the midpoint between median and 75th percentile for comparable positions in our benchmark companies, with individual salaries set depending on a number of factors, including experience, tenure, and long term contribution to the Company. The base salary for the Chief Executive Officer is reviewed by the Human Resources Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and are recommended by the Chief Executive Officer and reviewed by the Human Resources Committee for recommendation to the Board for its approval.

            The committee monitors competitive and industry conditions in setting executive officers’ base salaries. As reported in our compensation disclosure last year, in 2015, certain executive officer base salaries were adjusted to restore them to competitive levels, supporting executive retention and maintaining a consistent approach across executives while the base salary for the CEO remained the same in 2015 for the third consecutive year.

            In early 2016, following the Human Resources Committee’s assessment of competitive and industry conditions, while most non-CEO executives were below their target 2016 midpoints compared to the peer comparator group (see “Benchmarking” above), the committee assessed the executive base salaries to be nonetheless sufficiently competitive and the current industry outlook sufficiently uncertain that it recommended, and the Board approved, no increases to executive officer base salaries for 2016. With respect to the CEO’s salary, the committee recommended, and the Board approved, that the 2016 base salary for Mr. Mast upon assuming the role of CEO, would be $625,000, lower than Mr. Conway’s salary of $650,000.

            In late 2016, the Company continued to streamline its executive structure and therefore total compensation costs by not replacing the Vice President, Human Resources, upon her retirement at the end of the year. This followed two other vice president level retirements without replacement in 2015. Further, in hiring for position of Chief Operating Officer, in late 2016, the Company was able to attract a highly qualified candidate for a base salary that was 10% lower than the prior incumbent (who also held the role of President).

            In early 2017, while conditions in the mining industry had generally been improving as commodity prices had improved, the Company continued to face the uncertainty of its operational, financial and legal challenges. Despite NEO base salaries being below their target mid-points, in view of this continued uncertainty, the committee recommended and the Board approved that non-CEO NEO base salaries for 2017 remain at or below their 2015 levels: Chief Operating Officer, $450,000; Chief Financial Officer, $400,000; Chief General Counsel and Corporate Secretary, $400,000; and Vice President, Corporate Development and Investor Relations, $350,000. Upon his appointment as Interim CEO, demonstrating fiscal leadership, Mr. Conway undertook the role for a base salary of $500,000, 20% lower than the prior CEO salary and, without eligibility for annual short term incentives and long term incentives typically associated with the CEO role, in view of the interim nature of the role. (While continuing in the Interim CEO role, Mr. Conway continues to receive his equity-based compensation retainer as Vice Chairman, but no cash retainer: See “Summary Compensation Table” and “Director Compensation 2016” below.)

Annual Performance-Based Cash Incentives

            On the Human Resources Committee’s recommendation, for 2016, the Board adopted an annual performance-based cash incentive award for executive officers based upon the attainment of annual Company and personal performance goals. The Chief Executive Officer and the Human Resources Committee may exercise discretion to award exceptional performance-based cash incentives, or adjust their amount if goals have not been met due to unexpected circumstances in order to ensure that the compensation program is fairly applied. In 2016, the committee did not make any discretionary awards or award adjustments.

Target Levels

            Annual cash incentives are applied as a percentage to the NEO’s base salary, and assuming performance at 100% of targets, the total bonus targets are set out below:

Named Executive Officer	Target Level

ERNEST MAST, PRESIDENT AND CHIEF EXECUTIVE OFFICER	125%

DAMIEN MARANTELLI, CHIEF OPERATING OFFICER	75%

KEVIN JENNINGS, CHIEF FINANCIAL OFFICER	70%

MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	70%

TAMARA BROWN, VICE PRESIDENT, CORPORATE DEVELOPMENT AND INVESTOR RELATIONS	60%

JOSEPH CONWAY, VICE CHAIRMAN, FORMER CHIEF EXECUTIVE OFFICER	N/A

WENDY KAUFMAN, FORMER CHIEF FINANCIAL OFFICER	70%

            For the CEO, for 2016, the annual performance-based cash incentive is determined as follows: 80% of base salary multiplied by the target level multiplied by the Company’s achievement factor; plus 20% of base salary multiplied by the target level multiplied by the personal achievement factor. For the other NEOs, the annual performance-based cash incentive is calculated as: 70% of the NEO’s base salary multiplied by the target level multiplied by the Company’s achievement factor; plus 30% of the NEO’s base salary multiplied by the NEO’s target level multiplied by the NEO’s personal achievement factor.

Company Achievement Factor

            In 2016, the Human Resources Committee reviewed the metrics and weightings applied to determine the Company’s annual achievement factor and considered the Consultant’s Reports respecting comparator group mining company practices for short term incentive awards. As the Company is focused on creating long term sustainable value for its shareholders, the committee replaced Value Creation (comprised largely of ‘total shareholder return’) with a new metric, ‘Financial Health’, reflecting cash flow, available liquidity, balance sheet strength and a value creation assessment (which may include elements assessed in the in the Board of Directors’ discretion). These changes enhanced management focus on the critical element of financial health while recognizing that, as an element of executive compensation, shareholder returns are already heavily reflected in the long-term incentive equity-based compensation awards. The changes also better aligned the Company’s approach with the practice of a majority of comparator companies and reduced the risk of behaviour that generates short term returns at the expense of longer term sustainable value creation. The committee also made adjustments to the weightings of the metrics to increase the emphasis on production, costs and safety, each such weighting being increased by 5% over 2015 levels. The Company achievement factor for 2016 was based upon the following metrics and weightings:

Metrics	Weightings

Production and Costs (20% and 20%)	40%

Financial Health	15%

Reserve Replacement	20%

Safety	15%

Environment/Community	10%

Total	100%

            Various thresholds relating to the above corporate achievement categories were established and approved by the Human Resources Committee. The better the Company’s performance against those thresholds, the higher the achievement factor (ranging from 0.5, where the threshold is partially met, to 2.0, where the threshold is significantly exceeded). The Company achievement factor and the related thresholds were established with the intention that achieving an annual performance-based cash incentive would require a significant effort by NEOs and would be a challenge for the Company. For production and cash costs, the Company’s results for 2016 were compared to budget. Attaining budget would result in an achievement factor of 1.0, while performance at approximately 10% below budget would result in an achievement factor of 0.5 and performance significantly better than budget, i.e., 10% or more above, would result in an achievement factor of 2.0. The Financial Health metric looks at elements such as cash flow generation, available liquidity, balance sheet health and value generation initiatives, including components requiring subjective assessment. For reserve replacement, the reserves at December 31, 2016 were compared to those at December 31, 2015. The minimum achievement factor ranged from 0.5 for achievement of 75% reserve replacement to 2.0 for achievement of 150% reserve replacement. For the safety and environment/community metrics, any significant violation of safety or environmental policies could result in no award for that element, and performance relative to established safety and environment targets are considered in determining the appropriate achievement factor.

            For 2016, the achievement factors for the identified performance categories and the total Company achievement factor are as outlined in the table below and the discussion that follows.

			Weighted
			Achievement
Metrics	Weighting	Achievement Factor	Factor

Budget Production	20%	0	0

Budget Cash Costs per Ounce	20%	0	0

Financial Health	15%	0	0

Reserve Replacement	20%	0	0

Safety	15%	0	0

Environment/Community	10%	0	0

Total	100%	0	0

            In 2016, production was 176,139 gold equivalent ounces6, well below the minimum threshold for this metric of 254,000 gold equivalent ounces. Similarly, 2016 all-in sustaining costs per ounce were $1,3337, failing to meet the minimum threshold for this metric of $992.

            In respect of Financial Health, the committee considered the financial position of the Company at year end, and assessed financing and value generation initiatives in 2016 and determined the achievements to be inadequate to achieve a score for this metric, primarily associated with poor cash-flow generation and failure to meet a minimum available liquidity threshold of $50 million.

            Reserves as determined at 2016 year end were 1.3 million ounces of contained gold and 56.6 million ounces of contained silver, representing decreases of 24% for gold and 20% for silver from year end 2015. While some of this decrease was attributable to modified modeling parameters, the result again failed to meet the minimum threshold for the metric and the committee determined that a factor of 0 for Reserve Replacement was appropriate.

            In 2016, the Company enhanced safety by implementing enhanced ground control standards at its San Dimas operation in Mexico and implemented other measures to enhance Company-wide safety, while accident severity declined, the total recordable incident frequency, ‘TRIF’, was 1.00 and did not meet our target of 0.61. The number of reportable incidents was at an unacceptable level across both operations causing the safety performance to be rated 0.

            With respect to the Environment/Community metric, the Company was awarded the “Distintivo ESR” (designation as a “Socially Responsible Business”) by the Mexican Center for Philanthropy (CEMEFI) for the fifth consecutive year, achieved ‘The Clean Industry’ certificate renewal from the Federal Environmental Protection Agency (PROFEPA). There were zero level 4 or 5 environmental incidents. However, there were two incidents involving ejido relations impeding exploration activity and mine operations. There were also a number of labour disruptions affecting operations causing performance in this factor also to be rated 0.

_____________________________________________________________
6 Primero news release entitled “Primero Achieves 2016 Revised Production and Cost Guidance,” dated January 18, 2017.
7 Primero news release entitled “Primero Achieves 2016 Revised Production and Cost Guidance,” dated January 18, 2017.

            The total corporate achievement factor for 2016 was therefore assessed as 0.

NEOs’ Achievement Factors

            Generally, each NEO’s personal achievement factor is based upon their attainment of individual goals. In the case of the CEO these are established by the Human Resources Committee, and approved by the Board, and in the case of other NEOs, they are established by the CEO in consultation with the committee and approved by the Board. Where personal contributions are significant, or where otherwise appropriate in the circumstances, the Human Resources Committee has discretion to adjust certain factors upwards or downwards, or award an extraordinary amount. In exercising such discretion, the committee may, in addition to considering the achievement of personal goals, assess NEOs on leadership, reflection of Primero’s values, and personal and team development. Executive performance is assessed against functional goals established at the beginning of the year, strongly tied to overall company performance and overall individual performance. For 2016, the Human Resources Committee approved the NEO personal achievement factors (other than the CEO) as recommended by the CEO.

            Since 2015, the Company has applied a 4-point rating scale for individual employee performance. At the executive level, this performance rating is applied in determining both the annual performance-based cash incentive and the long-term performance-based incentive equity compensation. While executive performance continues to be assessed against functional goals strongly tied to overall company performance established at the beginning of the year, the overall performance rating, having regard to the achievement of those goals, is determined according to the scale below:

Performance Rating Scale

Rating	Descriptor	Factor
4 Exceptional	Individual performance consistently exceeds objectives with results that impact the success of Primero in a positive way. Performance of this individual has made a significant difference and has a major impact on the team, department, and/or organization. Individual is considered a role model by peers.	125%
3 Effective	Individual performance fully meets objectives and results have a positive impact on the team and/or department. Individual is a valuable contributor to the success of the team, department and/or organization by consistently delivering what is expected.	100%
2 Developing	Individual performance does not meet all the objectives and requires further development. There is a need to improve performance in order to meet expectations. Performance is under development (individual may be new to the role) and the individual is encouraged to learn more to improve.	80%
1 Unsatisfactory	Individual performance fails to achieve most objectives. May show skill or behaviour deficiencies that is impacting results. An immediate and significant improvement in performance is required.	0%

            Applying this rating scale brings consistency of approach throughout the Company. While it offers a narrow range of performance ratings, on the other hand, this system caps the upside of performance-related compensation as the top rating equates to a performance factor of 1.25.

            Mr. Mast’s individual goals included matters relating to the building of the Company’s portfolio of precious metals assets, building key skills within the Company, management of shareholder and stakeholder relations, and overall strategic execution. The Human Resources Committee considered the extraordinary challenges faced by the Company including the legal challenge initiated by the Mexican government and labour disruptions at the San Dimas mine. The fact that the Company had failed to meet any of its corporate achievement objectives for the year was also considered. The committee determined his personal achievement factor should be consistent with the corporate achievement, being 0.

            Mr. Marantelli joined the Company in the position of Chief Operating Officer in October 2016. As Mr. Marantelli stepped into this key leadership position which had been vacant for six (6) months, his primary focus in assuming the role was to establish overall operational leadership, assess site management and operational capabilities, and establish action plans to address identified challenges. Mr. Marantelli was recognized for getting up to speed quickly, generating new insight into operational challenges and initiating essential change to enhance the ability of the mines to meet operational plans. Given his short tenure in the role in 2016, his overall personal performance was rated “Effective” which translates to an on-target achievement factor of 1.0.

            Mr. Jennings joined the Company in September, 2016. His immediate objectives were to attract alternative sources of financing to replace and extend the revolving credit facility, to implement cost structure reductions, to timely co-ordinate the 2017 budget, to oversee financial reporting and ensure the effectiveness of the internal controls of the Company. In view of Mr. Jennings’ achievements in particular in cost reduction and timely advancement of the Company’s financing strategy, critical in view of the challenges faced by the Company, his overall personal performance was rated “Exceptional” which translates to an achievement factor of 1.25.

            Ms. Lendon’s individual goals focused on managing complex strategic international litigation, advancing legal aspects of strategic initiatives, and leadership of legal, regulatory and governance matters. In 2016, she managed the Company’s litigious and strategic efforts to defend the Company’s APA against the Mexican government’s unprecedented legal challenge, including government relations and targeted communications in both Canada and Mexico, and defence of the US class action launched in reaction to the Juicio. In view of the financial and operational challenges, she developed strategic options for the Company to enable responsiveness to changing conditions and executed transactions. She initiated and implemented governance enhancements and launched compliance initiatives to ensure consistent Company-wide compliance training. Her overall personal performance was rated “Exceptional” which translates to an achievement factor of 1.25.

            Ms. Brown’s individual goals and accomplishments focused on investor relations and corporate communications and corporate development matters, including the assessment of domestic and international M&A opportunities. Ms. Brown has continued to refine a more structured approach to M&A targeting long-term opportunities while maintaining an opportunistic approach, given a continually evolving market. In 2016 she oversaw the successful completion of the acquisition of Coral Silver, adding approximately 30,000 hectares of highly prospective exploration land adjacent to the San Dimas mine (augmenting the “Southern Concessions”). She also initiated and oversaw the completion of the US$40 million equity raise completed by the Company in 2016, as well as raised flow-through funds to support the Company’s exploration efforts in Canada. Her overall personal performance was rated “Exceptional” which translates to an achievement factor of 1.25.

            Mr. Conway was not eligible for an annual performance-based incentive in 2016 as he retired as CEO effective January 31, 2016.

            Ms. Kaufman’s 2016 annual performance-based cash incentive was based on her 2015 annual performance-based cash incentive, pro-rated to her final date of employment, pursuant to a severance agreement.

Annual Performance-Based Cash Incentives Awarded

            Annual performance-based cash incentives for the financial year ended December 31, 2016 were determined in March 2017 on the basis described above and were paid in April 2017. The annual performance-based cash incentive amounts, as disclosed in the following table, will be reported as income for 2016 by the respective NEO.

	Annual Performance-
	Based Cash Incentive
Named Executive Officer	Amounts

ERNEST MAST, PRESIDENT AND CHIEF EXECUTIVE OFFICER	$0
	$23,709	(1)
DAMIEN MARANTELLI, CHIEF OPERATING OFFICER
	$29,138	(1)
KEVIN JENNINGS, CHIEF FINANCIAL OFFICER

MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	$105,000

TAMARA BROWN, VICE PRESIDENT, CORPORATE DEVELOPMENT AND INVESTOR RELATIONS	$78,750

JOSEPH CONWAY, VICE CHAIRMAN, FORMER CHIEF EXECUTIVE OFFICER	N/A
	$160,000	(2)
WENDY KAUFMAN, FORMER CHIEF FINANCIAL OFFICER

________________________________
Notes:
(1) Prorated based on hire date.
(2) Prorated based on termination date.

NEO’s Summary Cash Compensation(1)

		Salary(2)				Annual Incentive Plans(2)
	2016		2015	2014		2016	2015	2014
	Actual	Target	Actual	Actual	Actual	Target	Actual	Actual

ERNIE MAST(3) PRESIDENT & CEO	615,947	710,000	458,333	N/A	0	781,250	311,666	N/A

DAMIEN MARANTELLI COO	106,875	490,000	N/A	N/A	23,709	337,500	N/A	N/A

KEVIN JENNINGS CFO	113,639	410,000	N/A	N/A	29,138	N/A	N/A	N/A

H. MAURA LENDON CGC & CORP. SECRETARY	400,000	410,000	400,000	315,000	105,000	280,000	238,000	255,780

TAMARA BROWN(3) VP, CORPORATE DEVELOPMENT	350,000	360,000	294,583	250,000	78,750	210,000	178,500	162,000

___________________________
Notes:

(1)	NEOs employed by Primero on December 31, 2016.
(2)	Target salaries are based on the Consultant’s Report for 2015. Actual salaries and actual incentive plan awards are prorated for partial years.
(3)

Mr. Mast’s actual salary and annual incentive reflect his role as President & Chief Operating Officer in 2015 and in 2016 until January 31, 2016, and thereafter reflects his role as President and Chief Executive Officer. Ms. Brown’s actual salary and annual incentive reflects her role as Vice President, Investor Relations until October 15, 2015, and Vice President, Corporate Development and Investor Relations thereafter.

Long-Term Performance-Based Incentives – Equity Based Compensation

            Long-term incentive grants pursuant to the Company’s Stock Option Plan, and its phantom share unit plans serve two purposes: (a) to align the interests of the Company’s directors and executive officers with those of Primero’s shareholders, and (b) to provide a long-term incentive to reward those individuals for their contribution to the generation of shareholder value. The vesting element encourages the executive to remain with the organization, and the potential to realize longer term value mitigates the risk of executive focus on short term initiatives at the expense of longer term sustainability of value creation.

            Since early 2016, to strengthen the link to performance, the Human Resources Committee has approved the inclusion of a performance metric to equity-based grants. Executive performance is annually assessed against functional goals established at the beginning of the year, strongly tied to overall company performance and overall individual performance. Through this process, a performance rating for each executive is determined and applied in calculating the quantum of each executive’s annual performance-based cash incentive, as described above in “NEOs’ Achievement Factors.” The same performance factor is also used as a multiplier in determining the quantum of the NEO’s long-term performance-based equity-based compensation grants. The performance rating of each executive multiplies the long term incentive target to determine quantum of the grant:

Performance Rating Scale

	Rating	Factor

4	Exceptional	125%

3	Effective	100%

2	Developing	80%

1	Unsatisfactory	0%

            Recommendations for the grant of long-term incentive awards to executive officers, other than the CEO, are made to the Human Resources Committee by the CEO, and the Human Resources Committee in turn makes recommendations in respect of such awards for consideration and approval by the Board. In determining the number and composition of long-term incentive award grants to the NEOs, the Board has regard to several considerations, including the advice of the Consultant, the level of equity-based compensation granted to officers among the peer comparator companies (see “Benchmarking” above), previous grants of stock options and PSUs, the overall number of outstanding options relative to the number of outstanding Common Shares, performance of the Company in relation to attainment of business goals, shareholder returns, and the responsibility, ability, experience, level of commitment, and the degree of time and effort expended, of the executive officer.

            While the Human Resources Committee applies a methodology which it considers appropriate, the committee also has discretion to adjust awards where circumstances warrant, such as to ensure equitable treatment as well as ensure alignment with shareholder interests. For the second consecutive year, in view of the Company’s share price being at record lows, and taking into consideration the recommendations of the interim CEO, the committee exercised this discretion in early 2017 to move from a value-based award approach to a unit number-based approach, i.e., to grant long-term incentive awards based on a determined number of units instead of a dollar value. The approach thereby reduced the potential dilution of the grants and the total value of long-term equity-based incentive awards to executives recommended for the Board’s approval. While this resulted in executives receiving awards markedly lower total value than they did for 2015, we believe that in providing more units, the awards remain sufficient to provide retention while also incenting and aligning management to create longer term shareholder value.

Stock Option Plan

For a detailed discussion of the Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan” below. Options granted under the Stock Option Plan vest in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement, or if there is no such agreement, at the discretion of the Board and generally, in thirds on each of the three anniversaries of the grant date, and may be exercised between their vesting date and their expiry date which is typically the fifth anniversary date of the grant. When the share price of the Company’s Common Shares exceeds the exercise price of the stock option set in relation to the value of the Common Shares at the time of the grant, there is economic value in the stock option which aligns an executive officer’s economic interests with those of the Company’s shareholders. As stock options generally have a five year term they offer a longer term incentive than PSUs which expire after three years. This plan is being submitted to shareholders for renewal at the Meeting as described above in “Approval of Stock Option Plan”. The Stock Option Plan, as submitted to shareholders at the Meeting, will not allow for grants of stock options to be made to non-employee directors, reflecting the Company’s existing practice

Phantom Share Unit Plans

            For a detailed discussion of the 2013 PSU Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – 2013 PSU Plan” below. In 2013, and again in 2016, the Board approved a phantom share unit plan (the “2013 PSU Plan”), which allowed for an incentive and reward related to the achievement of long-term financial and strategic objectives of the Company and the resulting increase in shareholder value. The 2013 PSU Plan offered the Company the flexibility to pay awards upon vesting in cash and/or by the delivery of Common Shares. As grants have value according to the value of the Company’s Common Shares, such grants promote alignment of interests between the shareholders and executive officers and employees. The value of a PSU continues to track the value of a Common Share when the share price falls below the PSUs grant date value offering enhanced alignment with the Company’s shareholders’ experience, complementing the stock option which holds no economic value if the price of Common Shares falls below the stock option’s exercise price. In 2015, all executives’ grants of PSUs were made pursuant to the 2013 PSU Plan. Under the 2013 PSU Plan, vesting is to be determined by the Board and, generally, the PSU grants vest in thirds on each of the three anniversaries of the grant date, and become payable upon vesting. This plan is being submitted to shareholders for renewal at the Meeting as described above in “Approval of the 2013 Phantom Share Unit Plan”.

            In 2010, the Board approved a phantom share unit plan (the “2010 PSU Plan”), which allowed for an incentive and reward related to the achievement of long-term financial and strategic objectives of the Company and the resulting increase in shareholder value. The 2010 PSU Plan was intended to promote a greater alignment of interests between the shareholders and executive officers and employees by providing a non-dilutive opportunity to participate in increases in the value of the Company. The 2010 PSU Plan provided contingent future compensation based on Common Share price performance and is payable only in cash. On the adoption of the 2013 PSU Plan, the Company suspended use of the 2010 PSU Plan for its Canadian-based employees, and in 2015, suspended use of the 2010 PSU Plan for its Mexico-based employees.

            In 2012, shareholders approved a phantom share unit plan for its directors (the “Directors’ PSU Plan”). Under this Plan, the units issued can be settled in Common shares or cash. This plan was not re-approved by shareholders at the 2015 annual and general special meeting of shareholders. All outstanding Director PSUs previously issued under the Directors’ PSU Plan are unaffected and remain outstanding; however, the Company is unable to make any new grants under the Directors’ PSU Plan. For a detailed discussion of the 2013 PSU Plan and the Directors’ PSU Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Directors’ PSU Plan” below.

            In February 2016, in view of the non-renewal of the Directors’ PSU Plan, the Board approved a cash-settled phantom share unit plan (the “Directors’ PSU Cash Plan”) to enable the 2016 equity-based retainer of $100,000 to be paid to non-employee directors (see “Director Compensation 2016” below). The purpose of the plan is to promote a greater alignment of interests between the shareholders of the Company and selected non-employee directors by providing a non-dilutive opportunity to participate in increases in the value of the Company. The terms of the plan reflect the 2010 PSU Plan but with annual grant limits on total equity-based compensation payable to non-employee directors of $150,000 (with stock options, if any, not to exceed $100,000). The Directors’ PSU Cash Plan provided contingent future compensation based on Common Share price performance and is payable only in cash.

Deferred Share Unit Plan

            In March 2015, the Board approved a Deferred Share Unit Plan (“DSU Plan”). It was subsequently approved by the Company’s shareholders at its Annual General and Special Meeting on May 6, 2015. The DSU Plan permits the Board to award “Key Officers” deferred share units (“DSUs”) as part of the Company’s succession planning, as well as to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with shareholders. A DSU is a unit equivalent in value to a share. For a detailed discussion of the DSU Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Deferred Share Unit Plan” below.

Annual Long-Term Incentive Grant Methodology

            In previous years, the Human Resources Committee approved and applied a methodology to determine the value of annual long-term incentive grants to the NEOs based upon a multiplier of base salary according to the NEO’s position. Beginning in 2016, the grant value also commenced to be adjusted based upon a performance factor, described above. Awards were made splitting the value evenly between 2013 PSUs and stock options. While the committee believes that this approach remains theoretically consistent with the Company’s compensation philosophy, the volatility and unprecedented price of the Company’s Common Shares late in 2016 and in early 2017 led the committee to evaluate ways to mitigate the potential for anomalous grants based on a single day’s closing price as well as grants with the potential to be unduly dilutive or use up an excessive amount of the Company’s limited pool for the grants of equity based compensation.

            In November, 2016, the committee recommended, and the Board approved, a policy to use a 5 day VWAP for the Company’s Common Share value for determining the value of a long term incentive award of PSUs or the exercise price for a stock option. Further, to address concerns of undue dilution, upon considering the Consultant’s Reports, and the recommendations of the Interim CEO (who was not eligible for such grants), for 2016 annual long term incentive grants the committee recommended, and the Board approved, a methodology that would limit the number of units granted to non-CEO executives while still providing appropriate prospective motivation and retention for existing executives. The revised methodology moved from a value-based grant to a grant based on a number of units, using the quantum of the 2015 long term incentive grants made to NEOs to maintain relativity among positions, multiplied by 1.5, and multiplied further by the NEO’s performance factor. For new hires, the quantum was prorated by 50%. As the purpose of the grant is to provide forward-looking incentives and retention, grants were not made to NEOs whose employment had ceased, or whose role is temporary. As discussed below, this approach reduced both the quantum and value of 2016 long term incentive awards by more than 40%. While retention and motivation in the current circumstance is a significant concern as prior grants have declined substantially in value and the market for top quality talent has increased in the last year, the fact that individual NEOs would be receiving a grant of significantly more units than was awarded them in the prior year balanced this concern. The committee and the Board are satisfied that, in the current circumstances, this approach fairly balances the interests of retaining and motivating top quality executive talent, aligned with shareholder interests. This approach will be re-evaluated for future long term incentive awards to ensure continued appropriateness and alignment.

            The tables below demonstrate the impact of the methodology applied. The annual long-term incentive grant methodology applied in prior years, before the application of the performance factor and without considering proration for new hires, for eligible NEOs is as follows:

	Multiplier	Prior Years’
	x 2016	Target LTI
	Base	Grant Value
Name(1)	Salary

DAMIEN MARANTELLI CHIEF OPERATING OFFICER	1.5 x $450,000	$675,000

KEVIN JENNINGS, CHIEF FINANCIAL OFFICER	1.5 x $400,000	$600,000

MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	1.5 x $400,000	$600,000

TAMARA BROWN, VICE PRESIDENT, CORPORATE DEVELOPMENT AND INVESTOR RELATIONS	1.25 x $350,000	$437,500

TOTAL TARGET VALUE		$2,312,500

____________________________________
Notes:

(1)

Mr. Mast and Ms. Kaufman are omitted as they were not employed by the Company at the time of grants were awarded. Mr. Conway is also not eligible for a 2016 long-term incentive award due to his retirement as CEO. Mr. Conway receives an annual equity based retainer in his role as Vice Chairman, see “Director Compensation 2016”.

            At the time of the 2016 grants, the 5 day VWAP was $0.75 and the Black-Scholes value of an option was $0.39 8. To satisfy this aggregate value split equally between PSUs and stock options, would thus have required 1,541,667 PSUs and 2,964,743 stock options.

			2016 LTI Units
	2015 LTI Units		@ 1.5x 2015
Name	Granted		Grant
	PSUs	Options	PSUs	Options

DAMIEN MARANTELLI CHIEF OPERATING OFFICER	248,161	347,938	372,242	521,907

KEVIN JENNINGS, CHIEF FINANCIAL OFFICER	138,889	256,410	208,334	384,615

MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	101,695	300,000	152,543	450,000

TAMARA BROWN, VICE PRESIDENT, CORPORATE DEVELOPMENT AND INVESTOR RELATIONS	74,153	218,750	111,230	328,125

TOTAL TARGET UNITS	844,349	1,684,647

TOTAL TARGET UNIT VALUE (PSUS @$0.75; OPTIONS @$0.39)	$633,262	$657,012

_________________________________________________
8 Black-Scholes valuation calculated using the per share exercise price of $0.75, expected life of 3.5 years and volatility of 73%.

            On the other hand, applying the new methodology approved for the 2016 long term incentive awards, for these NEOs, before the application of the performance factor and without considering proration for new hires, the total target PSUs and stock options units would be 844,349 and 1,684,647, respectively, 45% and 43% less than under the prior years’ methodology. Moreover, the total target value for the unit-based awards at their grant-date value under the 2016 methodology, is $1,290,274 (being $633,262 for the PSUs and $657,012 for the stock options as set out below), also 45% lower than under the prior methodology.

Performance Graph

             On a post-consolidation basis, the following graph compares the total cumulative return for $100 invested in Common Shares on December 31, 2011 against the total cumulative return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the last five year period during which Primero has been a reporting issuer:

	December	December	December	December	December	December
	31, 2011	31, 2012	31, 2013	31, 2014	31, 2015	31, 2016

Primero	$100	$197	$144	$138	$96	$33
S&P TSX Composite Index	$100	$104	$114	$122	$109	$128
S&P/TSX Global Gold Index	$100	$84	$43	$40	$36	$54

            Between December 31, 2011 and December 31, 2012 the Company’s share price outperformed the general trend of the market indices. From December 31, 2012 until December 31, 2014, the Company’s share price outperformed the S&P TSX Global Gold Index, but underperformed the S&P TSX Composite Index. From December 31, 2014 until December 31, 2016 the Company’s share price underperformed both market indices.

             Over this period, the Company’s approach to executive compensation has transitioned from that of a junior single asset gold and silver producer to an emerging intermediate multi-jurisdiction, multi-asset producer. Since acquiring the San Dimas mine in August 2010, the Company’s executive compensation program has focused on performance-based incentives, including PSUs and stock options, the value of which is dependent upon the Company’s future share price performance. For 2011, the Company used equity-based long-term incentives as a significant component of compensation, maintaining the alignment of compensation with Company’s share price performance, and the annual performance-based cash incentives awarded again reflected a low Company achievement factor (0.4), relating to challenges faced by the Company which were also mirrored in the Company’s share price performance. In 2012, the Company’s approach to overall executive compensation remained the same as in 2011, and annual performance-based cash incentive awards and equity-linked compensation grants (PSUs) were higher than in 2011 due to superior Company and personal performance and shareholder returns, reflecting a Company achievement factor of 1.4. In 2013, while there were no significant changes in approach to executive compensation, the Company achievement factor of 1.6 again reflected a superior corporate performance reflected in superior shareholder returns. In 2014, the Company maintained a consistent approach to overall executive compensation, and notwithstanding the strong strategic execution and performance relative to its peers, in view of general economic uncertainty affecting the mining industry, the Company elected to freeze 2014 base salaries for its executive officers and instead placed greater emphasis on at-risk compensation. The 2014 Company achievement factor of 0.9 reflected a lower overall performance than in 2013, lower than the S&P/TSX Composite Index, but in line with other gold industry companies reflected by the S&P/TSX Global Gold Index. In 2015, maintaining a consistent approach to overall executive compensation the Company made certain adjustments to executive base salaries to maintain their competitiveness in a year following executive recruitment and the need to assure retention and motivation. The 2015 Company achievement factor of 0.79 reflected lower overall performance than in 2014 and performance below other gold industry companies reflected by the S&P/TSX Global Gold Index. In 2016, the Company’s underperformance relative to these indices was reflected in its corporate achievement factor of 0, frozen base salaries, the lowest short term incentive payouts in the Company’s history, and long term incentive awards based on a methodology that lowered the target grants by more than 50% over prior years’ applied methodology.

Summary Compensation Table

             The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2016, 2015 and 2014:

					Non-equity incentive
					plan compensation ($)
Name and				Option-		Long-
current			Share-based	based	Annual	term	Pension	All other	Total
principal		Salary	awards	awards	incentive	incentive	value	compensation	compensation
position	Year	($)	(4)(5)(6) ($)	(7)(8)(9)($)	plans	plans	($)	($)(10)	($)

ERNEST MAST(1)	2016	614,583	N/A	N/A	0	N/A	N/A	N/A	614,583
PRESIDENT &	2015	458,333	913,135	1,000,000	311,666	N/A	N/A	57,633	2,740,767
CEO	2014	N/A	N/A	N/A	N/A	N/A		N/A	N/A

DAMIEN	2016	106,875	477,090	251,385	23,709	N/A	N/A	N/A	859,059
MARANTELLI(2)	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
COO	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

KEVIN	2016	113,636	397,656	357,852	29,138	N/A	N/A	N/A	898,282
JENNINGS(2)	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CFO	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

MAURA LENDON	2016	400,000	143,009	219,375	105,000	N/A	N/A	N/A	867,384
CGC and	2015	400,000	258,305	300,000	238,000	N/A	N/A	N/A	1,196,305
CORPORATE	2014	315,000	236,000	236,000	255,780	N/A	N/A	N/A	1,042,780
SECRETARY

TAMARA	2016	350,000	104,278	159,961	78,750	N/A	N/A	N/A	692,989
BROWN(2)	2015	294,583	188,349	218,750	178,500	N/A	N/A	N/A	880,182
VP, CORPORATE	2014	250,000	329,000	156,000	162,000	N/A	N/A	N/A	897,000
DEVELOPMENT

JOSEPH	2016	253,999	118,984	N/A	N/A	N/A	N/A	N/A	280,067
CONWAY(3)	2015	650,000	2,583,050	N/A	641,875	N/A	N/A	N/A	3,874,925
VICE CHAIRMAN	2014	650,000	812,500	812,500	747,500	N/A	N/A	N/A	3,022,500
FORMER CEO

WENDY	2016	298,016	N/A	N/A	160,000	N/A	N/A	1,377,000	1,835,016
KAUFMAN(2)	2015	400,000	258,305	300,000	238,000	N/A	N/A	N/A	1,196,305
FORMER CFO	2014	95,583	485,500	485,500	60,220	N/A	N/A	N/A	1,126,803

_________________________
Notes:

(1)

Mr. Mast was appointed President and Chief Operating Officer on February 1, 2015 and his 2015 annual incentive is prorated for his partial year of service. On January, 2016 Mr. Mast was appointed President and Chief Executive Officer, and his base salary for 2016 reflects one month in his role as President and Chief Operating Officer and the rest of the year as President and Chief Executive Officer. Mr. Mast’s employment with the Company ceased on March 6, 2017.

(2)

Mr. Jennings was appointed Chief Financial Officer on September 20, 2016 and his compensation reflects proration based on his start date. Mr. Marantelli was appointed Chief Operating Officer on October 6, 2016 and his compensation reflects proration based on his start date. Ms. Brown was appointed Vice President, Corporate Development and Investor Relations on October 16, 2016 and prior to that was Vice President, Investor Relations. Ms. Brown’s 2015 annual incentive is based upon her 2015 year-end role and base salary. Ms. Kaufman was appointed CFO of the Company on September 29, 2014 and her 2014 annual incentive is prorated for her partial year of service. Ms. Kaufman’s employment with the Company ceased on September 6, 2016: her salary amount includes payment for unused vacation and her 2016 bonus is prorated for her partial year of service.

(3)

Mr. Conway retired as Chief Executive Officer on January 31, 2016, whereupon he became Executive Vice Chairman of the Board pursuant to an Engagement Agreement with the Company dated January 21, 2016, see “Director Compensation 2016”. Pursuant to that agreement, Mr. Conway was entitled to a grant of share units having a total value of $3,000,000. As with other PSU grants during Q1 2016, the number of 2013 PSUs granted to Mr. Conway was determined applying a deemed value of $2.95 per PSU (being the 30 day VWAP of common shares as of February 8, 2016) to award him 1,016,949 2013 PSUs. Such PSUs were issued on March 18, 2016 with an award-date value of $2.54, being the closing price of Common Shares on the TSX on March 18, 2016 and are reflected in his 2015 compensation. Mr. Conway’s 2016 salary amount reflects one month salary as Chief Executive Officer plus his prorated cash retainer in the amount of $161,083 received as Vice Chairman. Mr. Conway is also entitled to an annual equity-based retainer in the amount of $150,000. On May 6, 2016, the equity-based retainer was granted to him in the form of 50,848 PSUs under the 2013 PSU Plan based on a deemed value of $2.95. This retainer is reflected in Mr. Conway’s share based awards for 2016 based on their an actual award-date value of $2.34, being the closing price of Common Shares on the TSX on May 6, 2016. Note the above does not include Mr. Conway’s 2017 equity-based retainer for his role as Vice Chairman with a total value of $150,000, awarded on March 24, 2017, which will be included in Mr. Conway’s reportable compensation for 2017, as described in “Director Compensation 2016” below.

(4)

On March 24, 2017, the Company awarded PSUs under the 2013 PSU Plan based upon performance by the NEOs in 2016 each priced at $0.75, being the 5 day VWAP of Common Shares on the TSX up to March 24, 2016 as follows: 186,121 PSUs, 130,208 PSUs, 190,678 PSUs and 139,037 PSUs to each of Mr. Marantelli, Mr. Jennings, Ms. Lendon and Ms. Brown, respectively. 2016 share-based awards include the following initial hiring grants: on November 21, 2016, Mr. Marantelli was awarded 248,161 2013 PSUs, each valued at $1.36, being the 5 day VWAP of Common Shares on the TSX up to the grant date; and on September 23, 2016, Mr. Jennings was awarded 138,889 2013 PSUs, each valued at $2.16, being the closing price of Common Shares on the TSX on the grant date.

(5)

On March 18, 2016, the Company awarded PSUs under the 2013 PSU Plan based upon performance by the NEOs in 2015 each priced at $2.54, being the closing price of Common Shares on the TSX on March 18, 2016 as follows:. 1,016,949 PSUs, 211,864 PSUs, 101,695 PSUs, 101,695 PSUs and 74,153 PSUs were awarded to each of Mr. Conway, Mr. Mast, Ms. Kaufman, Ms. Lendon and Ms. Brown, respectively.

(6)

On February 17, 2015, the Company awarded PSUs under the 2013 PSU Plan for services rendered by the NEOs in 2014 each priced at $4.02, being the closing price of Common Shares on the TSX on February 17, 2015 as follows: Mr. Conway was granted 202,114 PSUs valued at $812,500; Ms. Kaufman was granted 51,741 PSUs valued at $208,000; Ms. Lendon was granted 58,706 PSUs valued at $236,000; Ms. Brown was granted 81,841 PSUs valued at $329,000 (of which 43,035 PSUs represented a one-time, immediate vesting grant made to address an historical inequity). Ms. Kaufman’s total grants include an initial hiring date grant on November 10, 2014 of 74,798 2013 PSUs valued at $277,500 (priced at $3.71). In addition, on February 17, 2015, Mr. Mast was awarded an initial hiring grant of 93,284 PSUs and these PSUs are valued at $4.02 each, being the closing price of Common Shares on the TSX on February 17, 2015.

(7)

On March 24, 2017, based upon performance by the NEOs in 2016, Mr. Marantelli, Mr. Jennings, Ms. Lendon and Ms. Brown were granted options to purchase 260,954 Common Shares, 240,384 Common Shares, 562,500 and 410,156 Common Shares, respectively, at a per share exercise price of $0.75, expiring on March 24, 2022. These options have a grant date fair value of $0.39 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $0.75, expected life of 3.5 years, and volatility of 73%. On November 21, 2016, Mr. Marantelli was granted an initial hiring grant of options to purchase 347,938 Common Shares at a per share exercise price of $1.36, expiring November 21, 2021, with a grant date fair value of $0.43 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $1.36, expected life of 3.5 years, and volatility of 70%. On September 23, 2016, Mr. Jennings was granted an initial hiring grant of options to purchase 256,410 Common Shares at a per share exercise price of $2.16, expiring September 23, 2021, with a grant date fair value of $1.03 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $2.16, expected life of 3.5 years, and volatility of 68%.

(8)

On February 23, 2016, based upon performance by the NEOs in 2015, Mr. Mast, Ms. Kaufman, Ms. Lendon and Ms. Brown were granted options to purchase 625,000 Common Shares, 300,000 Common Shares, 300,000 Common Shares and 218,750 Common Shares, respectively, at a per share exercise price of $2.95 expiring on February 17, 2021. These options have a grant date fair value of $1.00 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $2.95, expected life of 4.3 years, and volatility of 62%.

(9)

On February 17, 2015, in respect of services rendered in 2014, Mr. Conway, Mr. Mast, Ms. Kaufman, Ms. Lendon and Ms. Brown were granted options to purchase 477,941 Common Shares, 220,588 Common Shares, 122,353 Common Shares, 133,824 Common Shares and 91,765 Common Shares, respectively, at a per share exercise price of $4.19 expiring on February 17, 2020. Mr. Mast’s grant represented his hiring grant of options. These options have a grant date fair value of $1.70 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $4.19, expected life of 3.5 years, and volatility of 57%.

(10)

Mr. Mast’s ‘All Other Compensation’ in 2015 includes relocation expenses of $50,293 among other group benefits. Ms. Kaufman’s ‘All Other Compensation’ in 2016 represents severance pay of 24 months’ base salary plus two times Ms. Kaufman’s average annual bonus, plus 10% of 24 months’ base salary in respect of benefits, in accordance with the terms of her executive agreement.

              The fair value of the options in the above table is estimated using the Black-Scholes option pricing model, consistent with common practice among companies in the Canadian mining industry. However, option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which options may be freely traded and in any event the Company does not allow its employee options to be traded. Readers are cautioned not to assume that the value derived from the model is the value that an optionee might receive if the options were freely-traded, nor assume that these amounts are the same as those reported by the employee as income received for tax purposes. For financial statement purposes, the fair value of options is charged to the statement of operations rateably over the vesting period, whereas for the purposes of this Information Circular the fair value is shown in totality on the date of grant.

              The fair value of the PSUs in the above table is estimated based on the market value of the Common Shares at closing on the grant date and, effective from November, 2016, based on the 5 day VWAP of Common Shares up to the grant date, which the Board believes better represents fair value. For financial statement purposes, the 2010 PSUs are marked to market and the value is charged to the statement of operations rateably over the vesting period and the 2013 PSUs are valued on the grant date and charged to the statement of operations rateably over the vesting period, whereas for the purposes of this Information Circular the grant date fair value is shown in totality on the date of grant.

              As of the date of this Information Circular, Primero does not offer any benefits to its Named Executive Officers other than as disclosed in this Information Circular.

Incentive Plan Awards

              For a discussion of the Company’s Stock Option Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”, and for a discussion of the Company’s PSU Plans see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation – PSU Plans” and “Securities Authorized for Issuance Under Equity Compensation Plans”.

Outstanding Share-Based and Option-Based Awards

             The following table sets out the awards granted to Named Executive Officers that are outstanding at the end of the fiscal year ended December 31, 2016. This table includes awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
							Market or
						Market or	payout
						payout	value of
					Number of	value of	vested
	Number of				shares or	share-	share-
	securities			Value of	units of	based	based
	underlying	Option		unexercised in-	shares that	awards that	awards not
	unexercised	exercise	Option	the-money	have not	have not	paid out or
	options	price	expiration	options	vested	vested	distributed
Name	(#)(1)	($)	date	($)(2)	(#)(3)	($)(4)	($)(5)

ERNEST MAST PRESIDENT AND CEO	625,000 220,588	2.95 4.19	23-Feb-21 17-Feb-20	Nil	274,053	290,496	N/A

DAMIEN MARANTELLI COO	347,938	1.36	21-Nov-21	Nil	248,161	263,050	N/A

KEVIN JENNINGS CFO	256,410	2.20	23-Sep-21	Nil	138,889	147,222	N/A

MAURA LENDON CGC and Corporate Secretary	300,000 138,824 73,333 75,000	2.95 4.19 7.40 2.60	23-Feb-21 17-Feb-20 18-Feb-19 31-Mar-17	Nil	150,742	159,786	N/A

TAMARA BROWN VP, Corporate Development	218,750 91,765 52,000	2.95 4.19 7.40	23-Feb-21 17-Feb-20 18-Feb-19	Nil	107,050	113,473	N/A

JOSEPH CONWAY VICE CHAIRMAN, FORMER CEO	477,941 250,000 300,000	4.19 7.40 2.95	17-Feb-20 18-Feb-19 23-Feb-21	Nil	1,236,322	1,310,501	N/A

WENDY KAUFMAN FORMER CFO(6)	122,353 164,757	4.19 4.11	17-Feb-20 10-Nov-19	Nil	N/A	N/A	N/A

______________________________
Notes:

(1)	Does not include options granted to NEOs on March 24, 2017 in respect of services rendered in 2016. See “Summary Compensation Table” Note (7).

(2)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares based on the December 30, 2016 closing price of Common Shares on the TSX of $1.06 per share.

(3)	Does not include PSUs granted to NEOs on March 24, 2017 in respect of services rendered in 2016. See “Summary Compensation Table” Note (4).

(4)	The Company valued the PSUs at the financial year end at the market value of the Common Shares on the TSX on December 31, 2016, being the December 30, 2016 closing price of $1.06 per share.

(5)	There were no PSUs granted to the NEOs which vested during 2016 that remained not paid out or distributed at the end of the fiscal year ended December 31, 2016.

(6)

Pursuant to her executive agreement, upon her termination of employment on September 6, 2016, Ms. Kaufman’s options vested and continue to be exercisable up to their expiry, and her PSUs also vested and were paid out or distributed before December 31, 2016.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2016

             The following table sets out, for each NEO, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2016:

			Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during	Value vested during	Value earned during
	the year	the year	the year
Name	($)	($) (1)	($)

ERNEST MAST PRESIDENT AND CEO	Nil	64,764	0

DAMIEN MARANTELLI COO	N/A	N/A	23,709

KEVIN JENNINGS CFO	N/A	N/A	29,318

H. MAURA LENDON CGC and Corporate Secretary	Nil	61,398	105,000

TAMARA BROWN VP CORPORATE DEVELOPMENT	Nil	41,578	78,750

JOSEPH CONWAY VICE CHAIRMAN, FORMER CEO	Nil	210,687	N/A(2)

WENDY KAUFMAN FORMER CFO	Nil	445,567	160,000

__________________________
Notes:

(1)	PSUs were settled in common shares at a value of $2.08 per share except for 186,054 units settled in common shares at a value of $2.20 per share relating to Ms. Kaufman’s termination of employment.

(2)	Mr. Conway became Vice Chairman as of February 1, 2016, and as such is not eligible for an annual incentive.

Executive Employment Agreements, Termination and Change in Control Provisions

             Each of the NEOs is party to an employment agreement with the Company (the “Executive Employment Agreements”).

             The NEOs’ Executive Employment Agreements establish their base compensation comprised of base salary and eligibility for an annual performance-based cash incentive. NEOs are also eligible to participate in the Company’s equity-based long-term incentive compensation plans in the form of stock options or PSUs, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

             The NEOs’ Executive Employment Agreements also provide for termination payments in the event of (i) a termination of employment without cause (including by constructive dismissal), or (ii) if, within 12 months of a “Change in Control”, the executive was terminated without cause or the executive resigned because of a material reduction or change in his or her position, duties or remuneration. In each case, the terminated executive is entitled to a termination payment equal to: 200% of his or her annual base salary, plus two times the average annual performance-based cash incentive awarded to the executive in the two prior years plus, in respect of benefits, 10% of 200% of the base salary or the continuation of benefits for up to 24 months. In addition, all outstanding options granted to the terminated executive, would vest immediately, subject to the terms of the Company’s Stock Option Plan, and continue to be exercisable for the duration of the relevant term. Further, all unvested PSUs held by the executive would automatically vest in accordance with the PSU Plan and would be subject to be paid out.

             The estimated incremental payments from the Company to each executive employee upon termination without cause or resignation for material reduction or change in position, duties, or remuneration related to a Change in Control, and without cause (not related to a Change in Control), assuming the triggering event occurred on December 31, 2016, are as follows:

Name(3)	Element	Estimated Incremental Payment

ERNIE MAST	Termination Payment (1)	$1,686,666
President and CEO
	Amount of outstanding PSUs(2)(3)	$282,275

DAMIEN MARANTELLI	Termination Payment (1)	$1,191,250
COO
	Amount of outstanding PSUs(2)	$255,606

KEVIN JENNINGS	Termination Payment (1)	$1,086,512
CFO
	Amount of outstanding PSUs(2)	$143,056

MAURA LENDON	Termination Payment (1)	$1,223,000
CGC and Corporate Secretary
	Amount of outstanding PSUs(2)(3)	$155,264

TAMARA BROWN	Termination Payment (1)	$1,027,250
VP, Corporate Development
	Amount of outstanding PSUs(2)(3)	$110,262

____________________________
Note:

(1)

Amounts payable in respect of the annual performance-based cash incentive reflect actual average annual awards for Mr. Mast, Ms. Lendon, and Ms. Brown. For Mr. Marantelli and Mr. Jennings, the average is calculated using the actual performance-based cash incentive for 2016 extrapolated to reflect value for one full year.

(2)

Assumes PSUs, issued under the 2013 PSU Plan vested and were paid in cash on December 31, 2016 at a 5 day share VWAP of $1.03 per PSU. The number of PSUs for each NEO, 274,053 for Mr. Mast, 248,161 for Mr. Marantelli, 138,889 for Mr. Jennings, 150,742 for Ms. Lendon and 107,050 for Ms. Brown.

(3)

Excludes Mr. Conway who is engaged as Vice Chairman pursuant to an engagement agreement with the Company dated January 21, 2016, described below in “Director Compensation 2016”. Ms. Kaufman is also excluded as N/A, see “Summary Compensation Table” for severance amounts paid in 2016.

Director Compensation 2016

             The Human Resources Committee, in conjunction with the Governance and Nominating Committee establishes recommendations for director compensation on an annual basis. It considers data provided by examining board compensation at the same benchmark companies used to establish executive compensation (see “Benchmarking” above) as well as other factors including third party reports and general industry experience. For the financial year ended December 31, 2016, the Board adopted the director compensation strategy consistent with the Consultant’s report prepared in late 2015. In such report, the Consultant reviewed the Company’s approach to the compensation of directors and concluded that the approach was market competitive and recommended that no changes be made to director compensation for the second consecutive year. Under that compensation structure, each director received an annual cash retainer and equity-based retainer of Directors’ PSUs, as well as meeting and travel day fees, and the Committee Chairs received an additional annual cash retainer.

             Mr. Nesmith, as a non-executive director and Chairman of the Board is compensated according to a letter agreement dated March 15, 2015, entered into upon the expiry of his previous engagement agreement (the “Chairman’s Agreement”). The Chairman’s Agreement sets the Chairman’s annual cash retainer and equity retainer to be two times the annual cash and equity retainers, respectively, for independent directors.

             Effective February 1, 2016, Mr. Conway retired as CEO and assumed the role of Vice Chairman of the Board pursuant to an engagement agreement dated January 21, 2016 (the “Vice Chairman’s Agreement”). The Vice Chairman’s Agreement sets his annual cash retainer at $125,000, mid-way between the cash retainers for the Chairman and for independent directors, and the value of his equity retainer was determined by the Board (with Mr. Conway recused) to also be mid-way between the between the cash retainers for the Chairman and for independent directors.

             The Board was satisfied that this compensation structure was reasonable, competitive and would assist in attracting and retaining superior candidates for Board service. On November 1, 2016, the Company announced that it had appointed Patricia Fortier to the Board, a highly qualified director whose skills and expertise complemented the existing profile of directors, a validation of this view.9

Services Provided	2016 Compensation Payable

Chairman	$150,000 per year

Chairman (2013 PSUs)	$200,000 per year

Vice Chairman	$125,000 per year

Vice Chairman (2013 PSUs)	$150,000 per year

Board Member	$75,000 per year

Board Member (2013 PSUs)	$100,000 per year

Chair, Audit Committee	$20,000 per year

Chair, Other Committees	$10,000 per year

Meeting Fees	$1,500 per meeting

Travel Day Fees	$1,500 per day

             The Chairman’s Agreement has a five year term and was entered into as part of the Board’s succession planning initiatives in relation to the roles of CEO and Chairman. In recognition of Mr. Nesmith’s role as the founder of the Company and to oversee the development and execution of succession plans for both the CEO and the Chairman roles, pursuant to the Chairman’s Agreement, he was granted a retirement allowance of deferred share units (“DSUs”) equal to $1.5 million (as at the date of award) under a deferred share unit plan (the “DSU Plan”). The DSUs vest in equal amounts annually over a five (5) year period and will be redeemable subject to the terms and conditions of the DSU Plan. Redemptions of DSUs may occur during a specified period after the recipient has ceased to be a director, officer or employee of the Company and are payable in cash or Common Shares at the election of the Board. A summary description of the DSU Plan can be found under “Compensation – Securities Authorized for Issuance Under Equity Compensation Plans – Deferred Share Unit Plan” below.

             The Vice Chairman’s Agreement has a three year term and was also entered into as part of the Board’s succession planning initiatives in relation to the roles of CEO and Chairman. In recognition of Mr. Conway’s services as CEO, and as further long-term incentive, pursuant to the Agreement, upon retiring as CEO, Mr. Conway was granted 1,016,949 PSUs pursuant to the 2013 PSU Plan, with a grant date value of $2,58,05010, and thereafter received the cash and equity-based retainers at the Vice Chairman rates set out above in this section. Upon assuming the role of Interim CEO on March 6, 2016, Mr. Conway agreed to undertake such temporary role for an annualized compensation rate of $500,000 (without any annual or long term incentive), payable in lieu of his Vice Chairman cash retainer, and the Board agreed. While performing this temporary engagement, however, Mr. Conway will continue to receive his equity-based retainer as Vice Chairman.

             The following disclosure summarizes the amount of compensation provided to each of the directors during the Company’s most recently completed financial year ended December 31, 2016, but excludes the compensation of Mr. Conway who was a Named Executive Officer in 2016. As such, his 2016 compensation, including that as Vice Chairman, is disclosed above in “Executive Compensation 2016”. See “Summary Compensation Table” above for a summary of the compensation paid to Mr. Conway during the financial year ended December 31, 2016.

________________________________________________________
9 Primero news release entitled “Primero Announces Appointment of Patricia Fortier to Its Board of Directors” dated November 1, 2016.
10 Under the Vice Chairman’s Agreement, Mr. Conway was entitled to a grant upon retirement of $3,000,000, and such grant was awarded based upon a deemed value of $2.95 on March 18, 2016, with an actual award date value of $2.54. See “Summary Compensation Table” above.

			Accounting	Non-equity
			Fair Value	incentive
		Share-	of Option-	plan		All other
	Fees	based	based	compen-	Pension	compen-
	earned	awards	awards	sation	Value	sation	Total
Name	($)	($)(1)(2)	($)	($)	($)	($)	($)

WADE NESMITH	226,500	172,203	Nil	Nil	Nil	Nil	398,703

DAVID DEMERS	143,500	75,932	Nil	Nil	Nil	Nil	219,432

GRANT EDEY	105,495	75,932	Nil	Nil	Nil	Nil	181,427

EDUARDO LUNA (3)	55,500	75,932	Nil	Nil	Nil	Nil	131,432

ROBERT QUARTERMAIN	119,008	75,932	Nil	Nil	Nil	Nil	194,940

MICHAEL RILEY	144,500	75,932	Nil	Nil	Nil	Nil	220,432

BRAD MARCHANT	121,000	75,932	Nil	Nil	Nil	Nil	196,932

PATRICIA FORTIER(4)	26,000	12,989	Nil	Nil	Nil	Nil	42,665
_______________________
(1)

Notes: Directors’ 2016 annual equity-based retainers in the nominal amounts of $100,000 per director and $200,000 for the Chairman were awarded based upon a deemed value of $2.95 per PSU unit. Grants of PSUs to Mr. Conway in 2016 are disclosed in the ‘Summary Compensation Table’ above. The grant to each non-employee director (Mr. Demers, Mr. Edey, Mr. Luna, Mr. Quartermain, Mr. Riley, Mr. Marchant) was issued on February 23, 2016, pursuant to the Directors’ PSU Cash Plan based on a deemed value of $2.95 per unit (being the 30-day share VWAP of Common Shares on the TSX on February 8, 2016) which rendered 33,898 cash share units, and the actual value of the grant based on the grant date closing price of $2.24 was $75,932. These cash plan PSUs were exchanged for 2013 PSU Plan PSUs in equivalent number and with the same vesting and expiry, upon shareholder reapproval of such plan with amendments to include non- employee directors as eligible for grants. Mr. Nesmith’s 2016 equity-based retainer was issued under the 2013 PSU Plan on March 19, 2016 based on a deemed value of $2.95 per unit which rendered 67,797 PSUs and the actual value of the grant based on the grant date closing price of $2.54 was $172,203.

(2)

These figures do not include the 2017 annual equity-based retainers for services to be rendered in 2017. The grant to each non-employee director (Mr. Demers, Mr. Edey, Mr. Luna, Mr. Quartermain, Mr. Riley, Mr. Marchant, and Ms. Fortier) was issued on March 24, 2017, split equally between the 2013 PSU Plan and the Directors’ PSU Cash Plan based on a deemed value of $0.75 per unit. The Board will exchange the cash plan PSUs for an equivalent number of equity-based 2013 PSU Plan PSUs following the listing of additional 2013 PSU Plan PSUs with theTSX in May 2017. The March 24, 2017 grants were issued based on the 5 day VWAP of Common Shares up to the grant date of $0.75. Each of the non-executive directors received a total of 133,333 PSUs for a total value of $100,000, Mr. Nesmith received 266,666 PSUs for a total value of $200,000 and Mr. Conway received 200,000 PSUs for a total value of $150,000.

(3)	Mr. Luna resigned from the Board effective July 6, 2016.

(4)

Patricia Fortier became a director effective November 1, 2016, and her 2016 cash and equity based retainers were prorated according to her start date. On November 21, 2016, her equity based retainer of 12,254 PSUs under the 2013 PSU Plan was awarded, each PSU valued at $1.36, being the 5 day VWAP of Common Shares on the TSX up to the grant date.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

             The following table sets out the awards granted to each of Primero’s directors, other than Mr. Conway, that are outstanding at the end of the fiscal year ended December 31, 2016. Mr. Conway’s award are included in the similar table for NEOs, see “Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards” under “Executive Compensation 2016” above. This table excludes awards granted after December 31, 2016.

	Option-based Awards				Share-based Awards
							Market or
							payout
						Market or	value of
					Number of	payout	vested
	Number of			Value of	shares or	value of	share-
	securities			unexercised	units of	share-based	based
	underlying	Option		in-the-	shares that	awards that	awards not
	unexercised	exercise	Option	money	have not	have not	paid out or
	options	price	expiration	options	vested	vested	distributed
Name	(#)	($)	date	($)(1)	(#)	($)(2)	($)(3)

WADE NESMITH	100,000	2.70	09-Jul-19	Nil	84,380	89,443	N/A

DAVID DEMERS	Nil	Nil	N/A	N/A	42,190	44,721	N/A

GRANT EDEY	Nil	Nil	N/A	N/A	42,190	44,721	N/A

EDUARDO LUNA	Nil	Nil	N/A	N/A	42,190	44,721	N/A

ROBERT QUARTERMAIN	Nil	Nil	N/A	N/A	42,190	44,721	N/A

MICHAEL RILEY	Nil	Nil	N/A	N/A	42,190	44,721	N/A

BRAD MARCHANT	Nil	Nil	N/A	N/A	42,190	44,721	N/A

PATRICIA FORTIER	N/A	N/A	N/A	N/A	12,254	12,989	N/A

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2016, which is the closing price of Primero’s Common Shares on the TSX on December 30, 2016, which was $1.06 per share.

(2)	The Company valued the PSUs at the financial year end at the market value of the Common Shares on the TSX on December 31, 2016, being the December 30, 2016 closing price of $1.06 per share.

(3)	There were no PSUs granted to the directors which vested during 2016 that remained not paid out or distributed at the end of the fiscal year ended December 31, 2016.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2016

             The following table sets out, for each of Primero’s directors other than Mr. Conway, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2016. See “Incentive Plan Awards – Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2016” under “Executive Compensation 2016” above for a summary of such information for Mr. Conway.

Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name	($)(1)	($)	($)

WADE NESMITH	N/A	40,505 (2)	Nil

DAVID DEMERS	N/A	18,209 (3)	Nil

GRANT EDEY	N/A	18,209 (3)	Nil

EDUARDO LUNA	N/A	18,058 (4)	Nil

ROBERT QUARTERMAIN	N/A	18,660 (5)	Nil

Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name	($)(1)	($)	($)

MICHAEL RILEY	N/A	18,660 (5)	Nil

BRAD MARCHANT	N/A	18,209 (3)	Nil

PATRICIA FORTIER	N/A	N/A	Nil

_____________
Notes:

(1)	No options granted to directors vested during the year ended December 31, 2016.
(2)	33,476 Directors’ PSUs were settled in Common Shares at a value of $1.21 per Common Share.
(3)	15,049 Directors’ PSUs were settled in Common Shares at a value of $1.21 per Common Share.
(4)	15,049 Directors’ PSUs were settled in Common Shares at a value of $1.20 per Common Share.
(5)	15,049 Directors’ PSUs were settled in Common Shares at a value of $1.24 per Common Share.

While certain historical grants remain outstanding under the Director PSU Plan no new grants will be made under that plan, and non-employee directors are not eligible for grants under the Stock Option Plan since that plan’s re-approval in 2016. Following re-approval of the 2013 PSU Plan in 2016, non-employee directors are now entitled to grants under such plan subject to certain limits that apply to grants to non-employee directors. For a discussion of the Company’s equity compensation arrangements see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Share Ownership

            The following table provides share ownership information for our current directors as of April 28, 2017 and the change in share ownership relative to March 21, 2016. All directors are compliant with our Share Ownership Guidelines.

Director	Number of common shares held	Number of PSUs held	Total number of common shares and PSUs	Increase in the number of common shares and PSUs since last compliance report date of March 21, 2016	Total Value ($) of common shares and PSUs	Guideline Met (x)
Wade Nesmith	550,226	328,448	878,674	373,666	$562,351	x
Joseph(1) Conway	1,313,977	979,235	2,293,212	385,670	$1,467,656	x
David Demers	283,894	164,224	448,118	227,777	$286,796	x
Grant Edey	79,743	164,224	243,967	133,607	$156,139	x
Brad Marchant(2)	59,683	164,224	223,907	127,777	$143,300	Within 5 years of appointment
Robert A. Quartermain	68,391	164,224	232,615	145,376	$148,874	x
Michael Riley	74,948	164,224	239,172	125,933	$153,070	x

Director	Number of common shares held	Number of PSUs held	Total number of common shares and PSUs	Increase in the number of common shares and PSUs since last compliance report date of March 21, 2016	Total Value ($) of common shares and PSUs	Guideline Met (x)

Patricia Fortier(3)	Nil	145,588	145,588	Nil	$93,176	Within 5 years of appointment

_____________
Notes:

(1)	Mr. Conway was appointed Interim President and Chief Executive Officer upon the departure of Mr. Ernest Mast as President and Chief Executive Officer effective March 6, 2017.
(2)	Mr. Marchant joined the board in June 2013, and has five years from the date of his appointment to establish the required level of shareholding.
(3)	Ms. Fortier joined the board in November 2016, and has five years from the date of her appointment to establish the required level of shareholding.
(4)	The closing value of our Common Shares on the TSX was $0.64 on April 28, 2017.

Directors’ and Officers’ Liability Insurance

            The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $50 million with a $100,000 deductible per claim, except for US securities law claims, in which case the deductible is $500,000. The cost of coverage for the term November 15, 2016 to November 15, 2017 was $310,340. Directors and officers do not pay any portion of the premiums.

Securities Authorized For Issuance Under Equity Compensation Plans

            The Company currently has four equity compensation plans: (i) the Stock Option Plan, (ii) the 2013 PSU Plan, (iii) the Deferred Share Unit Plan and (iv) the Directors’ PSU Plan (which plan ceased to be used for issuing equity-based compensation to directors as of June 2015) (collectively, the “Equity Compensation Plans”). The aggregate number of Common Shares that may be reserved for issuance under Equity Compensation Plans will not exceed 10% of the issued and outstanding Common Shares at such time on a non-diluted basis (which as at the date hereof, represents 19,183,497 Common Shares).

As of April 28, 2017:

  options have been issued under the Stock Option Plan which may be exercised for 7,834,653 Common Shares (representing 4.08% of the issued and outstanding Common Shares of the Company);

  Directors’ PSUs have been issued which may be settled, at the discretion of the holder, for an aggregate of 74,627 Common Shares (representing 0.04% of the issued and outstanding Common Shares of the Company), subject to the overall cap on securities issuable under the Equity Compensation Plans;

  2013 PSUs have been issued under the 2013 PSU Plan which may be settled, at the sole discretion of the Board, for an aggregate of 5,859,197 Common Shares (representing 3.05% of the issued and outstanding Common Shares of the Company), subject to the overall cap on securities issuable under the Equity Compensation Plans; and

  DSUs have been issued under the DSU Plan which may be settled, at the sole discretion of the Board, for an aggregate of 315,790 Common Shares (representing 0.16% of the issued and outstanding Common Shares of the Company), subject to the overall cap on securities issuable under the Equity Compensation Plans.

            Based on the number of Common Shares outstanding on April 28, 2017, a total of 2,762,355 Common Shares (representing approximately 1.44% of the outstanding Common Shares of the Company) are currently available to be granted under the Equity Compensation Plans (assuming that all existing 2013 PSUs and Directors’ PSUs are paid out in Common Shares).

Stock Option Plan

            The Company’s Stock Option Plan was first implemented in August 2010. The Stock Option Plan was adopted in order to attract and retain officers, employees, and consultants, and to motivate these individuals to advance the interests of the Company by way of stock options granted under the Stock Option Plan, and as first implemented was also available to directors of the Company. Under the Stock Option Plan, the number of Common Shares that may be issued on the exercise of options granted under the plan must not exceed 10% of the issued and outstanding shares of the Company at the time an option is granted (less any Common Shares reserved for issuance under other share compensation arrangements including the Equity Compensation Plans). Any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the Stock Option Plan in the future. In the event that an option granted under the Stock Option Plan expires unexercised or is terminated by reason of dismissal of the optionee for cause or is otherwise lawfully cancelled prior to exercise of the option, the Common Shares that were issuable under such options will be returned to the Stock Option Plan and will be eligible for re-issue. For greater certainty, options which are exercised will increase the number of options available to the Stock Option Plan by the relevant percentage of issued and outstanding Common Shares.

            The total number of Common Shares issuable to insiders, at any time, or issued to insiders during any one year period, pursuant to the exercise of options granted under the Stock Option Plan, or when combined with all other share compensation arrangements (including the Equity Compensation Plans), will not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Other than this insider participation limit, the Stock Option Plan does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the Stock Option Plan.

            The following is a summary of the material terms of the Stock Option Plan:

            Eligible Participants. Only individuals who are bona fide officers, employees, management company employees or consultants (and companies which are 100% owned by one or more such individuals) may participate in the Stock Option Plan. While the Stock Option Plan, as initially adopted, included directors, the amendments proposed to be adopted pursuant to the Stock Option Plan Resolution will eliminate participation of non-employee directors in accordance with good governance practices.

            Exercise Price. Except as described below, while the Common Shares are listed on the TSX, the exercise price of options granted under the Stock Option Plan will be determined based on the greater of the closing price for the Common Shares on the TSX on the last trading day before the date of grant of the option and the volume weighted average of the trading prices for the Common Shares on the five trading days before the date of grant of the option. The Board may also determine to grant options at an exercise price that is greater than such prices where they determine, in the proper exercise of their discretion, that neither the closing price nor the volume weighted average price are appropriate to establish the exercise price for any particular grant. If the Common Shares are not listed on the TSX, such calculation will be made by reference to the price on any other stock exchange on which the Common Shares are listed (and if listed on more than one exchange, then using the exchange on which the majority of Common Shares are traded). If the Common Shares are not listed on an exchange, then the Board will determine the price using good faith discretion. Option grants made to executive officers on February 23, 2016 were, at the discretion of the Board, issued at an exercise price of $2.95 per Common Share, which was greater than the VWAP for the 5 days preceding the grant date, $2.01. (See “Long-Term Performance-Base – Equity Based Compensation” above.)

            Cashless Exercise. An optionee may elect to undertake a “cashless exercise” of his or her options with the assistance of a broker by selling the number of underlying shares necessary to raise and amount equal to the exercise price of the optionee’s options. Alternatively, an optionee may elect to receive the number of Common Shares equal to the number of Common Shares underlying the options being exercised multiplied by the difference between the fair market value of the Common Shares and the exercise price of the options all divided by the fair market value of the common shares.

            Vesting. Vesting of options is in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement or, if there is no such agreement, at the discretion of the Board. Awards made to date typically vest one third on each of the three anniversaries following the grant date.

            Cancellation and Change of Control. Under the terms of the Stock Option Plan, on a change of control, unvested options then outstanding will be substituted by or replaced with stock options of the surviving entity, the potential successor, or any affiliates thereof, on the same terms and conditions of the original options. Failure of the continuing entity to do so will result in the vesting of all then outstanding options (and, if applicable, the time during which such options may be exercised) being accelerated in full at the discretion of the Board. Subject to the optionee’s employment agreement, if within 12 months of a change of control, an optionee’s service, consulting relationship or employment with the Company, an affiliate or the continuing entity is terminated without cause, or the optionee resigns from his or her employment for good reason, the vesting of all options then held by such optionee (and, if applicable, the time during which such options may be exercised) will, at the discretion of the Board, be accelerated in full. In the case of a take-over bid, the options held by an optionee may be exercised in full or in part at any time before the applicable vesting periods for those options, if and to the extent provided in the optionee’s employment agreement, or at the discretion of the Board.

            Term of Options. Options granted under the Stock Option Plan will have a maximum term of 10 years from their date of grant (however, awards made typically have a term of 5 years from their date of grant). If an option is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within nine business days of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

            Termination of Exercise Right. Subject to the Board’s discretion, vested options will expire 90 days after an optionee ceases to be employed by, provide services to, or be an officer of the Company or an affiliate and all unvested options will immediately terminate without the right to exercise such options, except that:

(a)	Options may continue to vest and be exercised if and to the extent provided in an optionee’s employment agreement;

(b)

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death and the expiry date of such option(s); and

(c)	if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate.

            No Assignment. Other than in the case of an optionee’s death, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

            Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

(a)	any increase in the maximum number of Common Shares that may be issuable pursuant to the exercise of options granted under the Stock Option Plan;

(b)	any reduction in the exercise price of an option, cancellation and reissue of options, or a substitution of options with cash or other awards on terms that are more favourable to the optionee;

(c)	any extension to the term of any option beyond the expiry date of the option or any amendment that may allow for the expiry date of an option to be greater than the maximum 10 year term;

(d)	any amendment that would permit assignments, or exercises other than by the applicable Optionee, of options other than in the case of the death of an optionee;

(e)

any expansion of the definition of “Eligible Person” or other alteration of the conditions for eligibility for participation in the Stock Option Plan, including but not limited to any amendment that may permit non-employee directors to participate in the Stock Option Plan on a discretionary or unlimited basis;

(f)	any amendment to the insider participation limit;

(g)

any amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, unless the change to the Stock Option Plan or an option results from a prescribed adjustment to the number of Common Shares issuable pursuant to options;

(h)	any amendment to the amendment provisions of the Stock Option Plan; and

(i)	any amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

            Amendments Without Shareholder Approval. Subject to the TSX Policies, the Stock Option Plan may be amended without shareholder approval for the following:

(a)	amendments intended to ensure compliance with applicable laws and the TSX Policies;

(b)	amendments intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(c)

amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan;

(d)	amendments intended to facilitate the administration of the Stock Option Plan;

(e)	any amendment to the vesting provisions of the Stock Option Plan or any option;

(f)

any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the expiry date of an option;

(g)

the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve;

(h)	amendments necessary to suspend or terminate the Stock Option Plan; and

(i)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the TSX Policies).

            General Amendments. Subject to the requirements of applicable law and TSX Policies requiring shareholder or other approval, the Stock Option Plan provides that the Board may amend, suspend, terminate, or discontinue the Stock Option Plan or any option, or revoke or alter any action taken under the Stock Option Plan or option, except that the Board may not undertake any such action if it were to adversely alter or impair an option unless it first obtains the written consent of the affected optionee.

            A complete copy of the Stock Option Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

2013 PSU Plan

            The Company’s 2013 PSU Plan was first implemented in March 2013. The 2013 PSU Plan is intended to promote a greater alignment of interests between the shareholders of the Company and selected employees, officers and directors (“Eligible Persons”) of the Company by providing an opportunity to participate in increases in the value of the Company. The maximum aggregate number of Common Shares that may be reserved for issuance pursuant to the settlement of 2013 PSUs issued pursuant to the 2013 PSU Plan must not exceed 10% of the issued and outstanding Common Shares of the Company at the time a 2013 PSU is granted on a non-diluted basis (less any Common Shares reserved for issuance under other share compensation arrangements including the Equity Compensation Plans). Any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the 2013 PSU Plan in the future. If 2013 PSUs are redeemed for cash, Common Shares or a combination of cash and Common Shares, or are surrendered, terminated or expire without being redeemed, the Common Shares reserved for issuance pursuant to 2013 PSUs will be available for new 2013 PSUs granted under the 2013 PSU Plan and any other share compensation arrangement.

            The total number of Common Shares issuable to insiders, at any time, or issued to insiders during any one year period, pursuant to the exercise of 2013 PSUs, or when combined with all other share compensation arrangements (including the Equity Compensation Plans), will not exceed 9% of the total number of issued and outstanding shares on a non-diluted basis. Other than this insider participation limit, the 2013 PSU Plan does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the 2013 PSU Plan.

            The following is a summary of the material terms of the 2013 PSU Plan:

            Eligible Persons. Eligible Persons under the 2013 PSU Plan include selected employees, officers and directors. Directors have been added to the 2013 PSU Plan as proposed to be amended as eligible persons in order to streamline the grant of the Company’s PSUs under the 2013 PSU Plan given that no further grants will be made under the Directors’ PSU Plan. However, under the terms of the 2013 PSU Plan, 2013 PSUs held by non-employee directors of the Company will at all times be limited to no more than 1% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis) and the total annual grant to any one non-employee director under the 2013 PSU Plan, and under all other share based arrangements of the Company, cannot exceed a grant value of $150,000 in total equity, which may include no more than $100,000 of stock options, as applicable.

            Vesting. Each 2013 PSU granted under the 2013 PSU Plan will vest as determined by the Board, and if no such determination is made, will vest on the third anniversary of the grant date of the 2013 PSU (the “Vesting Date”).

            Settlement. On or after the Vesting Date, but no later than December 31 of the calendar year in which the Vesting Date occurs (provided that such date is in no event later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered) and subject to blackout periods, the Company may elect, in its sole discretion, to pay out the 2013 PSU in (a) cash, (b) Common Shares, or (c) a combination of cash and Common Shares. The cash payout per 2013 PSU will be, if the Common Shares are listed on the TSX, an amount equal to the volume weighted average price per Common Share over the five preceding trading days. If the payout is in Common Shares, one Common Share will be issued for each 2013 PSU.

            Dividend Equivalents. Where a dividend is paid on the Common Shares, recipients of 2013 PSUs will be credited with the number of 2013 PSUs equal to the amount of the dividend per Common Share multiplied by the aggregate number of PSUs in the Eligible Person’s account on the record date for payment of the dividend, divided by the fair market value on the date of the dividend.

            Retirement. Unless the Board at any time otherwise determines, unvested 2013 PSUs held by persons who are no longer Eligible Persons as a result of retirement will not be cancelled but will remain outstanding and vest in accordance with the terms of the 2013 PSU Plan as if such person continued to be an Eligible Person.

            Cancellation and Change of Control. All unvested 2013 PSUs will be automatically cancelled immediately in the event of (a) the termination of employment or removal from service by the Company or subsidiary for cause, or (b) the resignation from employment by the Eligible Person (other than retirement). All unvested 2013 PSUs held by a person will automatically vest immediately where a recipient of 2013 PSUs ceases to be an Eligible Person as a result of (a) the death or total disability of the person; (b) the termination of employment or removal from service by the Company or subsidiary without cause; or (c) the recipient’s service or employment with the Company (or a continuing entity) being terminated without cause, or the recipient’s resignation from his or her employment for good reason, within 12 months of a Change of Control.

            No Assignment. 2013 PSUs are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a recipient dies, the legal representatives of the recipient will be entitled to receive the amount of any payment otherwise payable to the recipient under the 2013 PSU Plan.

            Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the 2013 PSU Plan:

(a)	amendments that will increase the vesting date value or increase the number of Common Shares that the Company will issue to a recipient;

(b)	extensions of the expiry date of any 2013 PSU;

(c)	amendments to remove or to exceed the insider participation limits of the 2013 PSU Plan;

(d)

any amendments that will increase the number or value of Common Shares that the Company may issue to a non-employee director or any other amendment that may permit non-employee directors to participate in the 2013 PSU Plan on an unlimited or discretionary basis;

(e)	increases to the maximum number of Common Shares issuable for 2013 PSUs; or

(f)	any amendment to the amendment provisions of the 2013 PSU Plan.

            Amendments Without Shareholder Approval. Subject to the TSX Policies, the 2013 PSU Plan may be amended without shareholder approval for the following:

(a)

amendments to the definition of “Eligible Person” or the eligibility requirements for participating in the 2013 PSU Plan where such amendment would not have the potential of broadening or increasing insider participation;

(b)	amendments to the manner in which Eligible Persons may elect to participate in the 2013 PSU Plan;

(c)	amendments to the provisions of the 2013 PSU Plan relating to the settlement of 2013 PSUs and the dates for settlement of the same;

(d)	any amendment which is intended to ensure compliance with applicable laws and the requirements of the TSX;

(e)	any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(f)

any amendment of a “housekeeping” nature including, without limiting the generality of the foregoing ,any amendment for the purpose of curing any ambiguity, error or omission in the 2013 PSU Plan or to correct or supplement any provision of the 2013 PSU Plan that is inconsistent with any other provision of the 2013 PSU Plan; and

(g)	any amendment which is intended to facilitate the administration of the 2013 PSU Plan.

            General Amendments. The Board may, at any time and from time to time, amend, suspend, terminate or discontinue the 2013 PSU Plan or a 2013 PSU, or revoke or alter any action taken pursuant to the 2013 PSU Plan or a 2013 PSU, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any PSU without the written consent of the applicable recipient and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval        of shareholders or any governmental or regulative body.

     A copy of the 2013 PSU Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

Deferred Share Unit Plan

            The Deferred Share Unit Plan (the “DSU Plan”) was implemented to permit the Board to award “Key Officers” deferred share units (“DSUs”) as part of the Company’s succession planning, as well as to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with shareholders. A DSU is a unit equivalent in value to a share. A Key Officer is defined in the DSU Plan as the Company’s Chairman of the Board, Executive Vice Chairman of the Board, or any officer who, in the opinion of the Human Resources Committee, has demonstrated a capacity for contributing in a substantial measure to the successful performance of the Company or a related entity. The number of DSUs to be issued will be determined by the Board on the recommendation of the Human Resources Committee.

            The maximum number of Common Shares that may be issued under the DSU Plan at any given time shall not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis, less the aggregate number of Common Shares then reserved for issuance pursuant to any of the Company’s other security compensation arrangements (including the Equity Compensation Plans). The following is a summary of the material terms of the DSU Plan.

            Vesting. DSUs awarded to participants will vest according to the vesting schedule recommended by the Human Resources Committee and approved by the Board at its discretion. Early vesting is provided in the event of termination without cause, resignation at the request of the Company (or, for a Chairman or Vice Chairman, as a result of the Company’s majority voting policy, if applicable), death, total disability or on the occurrence of a change of control of the Company.

            Redemption. Subject to vesting, each DSU may be redeemed by the Company by delivering to the participant, at the election of the Board, after deduction of applicable withholding taxes: (a) a cash payment equal to the redemption value of the DSUs; (b) such number of Common Shares duly issued by the Company from treasury as is equal to the number of DSUs; (c) such number of Common Shares that have been purchased by the Company on the stock exchange; or (d) any combination of the foregoing, such that the cash and Common Shares delivered have a value equal to the redemption value of the DSUs being redeemed. Redemption may occur on up to two dates elected by each participant, provided that in no event shall a participant be permitted to elect a date which is earlier than the ninetieth day following the separation date (see below) or later than November 30 of the calendar year following the calendar year in which the separation date occurs. If no redemption date is elected, or if it is not elected in a timely manner, the redemption date shall be the first business day following the six-month anniversary of the separation date. The “separation date” is the earliest date on which all three of the following conditions are satisfied: (a) the participant ceases to be a key officer for any reason other than death; (b) the participant is neither a director nor a key officer of the Company; and (c) the participant is no longer employed by the Company in any capacity. If a participant dies prior to the redemption of their DSUs any and all DSUs then credited to the participant’s account are payable to the participant’s estate.

            Dividends. At any time when a dividend is declared and paid by the Company, a participant’s DSU account will be credited on the payment date of such dividend with the number and type of DSUs (including fractional DSUs) calculated by: (a) multiplying the amount of the dividend per share by the aggregate number of DSUs that were credited the participant’s DSU account as of the record date for payment of the dividend; and (b) dividing the amount obtained in (a) above by the market value of the shares on the date that is three days prior to the record date for payment of the dividend.

            Assignment. Except as required by law, the rights of a participant under the DSU Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant. The rights and obligations of the Company under the DSU Plan may be assigned by the Company to a successor in the business of the Company.

            Amendment Without Shareholder Approval. The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the DSU Plan in whole or in part, (ii) amend or discontinue any DSUs granted under the DSU Plan, and (iii) terminate the DSU Plan, without prior notice to or approval by any participants or shareholders of the Company. Without limiting the generality of the foregoing, the Board may:

(a)

amend the definition of “participant” or the eligibility requirements for participating in the DSU Plan, where such amendment would not have the potential of broadening or increasing insider participation;

(b)	amend the manner in which participants may elect to participate in the DSU Plan or elect the dates on which DSUs shall be redeemed;

(c)	amend the provisions of this DSU Plan relating to the redemption of DSUs and the redemption dates;

(d)	make any amendment which is intended to ensure compliance with applicable laws and the requirements of the stock exchange;

(e)	make any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(f)

make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the DSU Plan and any provisions of any applicable laws and the requirements of the stock exchange;

(g)	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(h)	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Company; and

(i)	make any amendment which is intended to facilitate the administration of the DSU Plan.

            Any such amendment, suspension, or termination shall not adversely affect the DSUs previously granted to a participant at the time of such amendment, suspension or termination, without the consent of the affected participant.

            Amendment Requiring Shareholder Approval. No modification or amendment to the following provisions of the DSU Plan shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the stock exchange:

(a)	the number of shares reserved for issuance under the DSU Plan (including a change between a fixed maximum number of shares and a fixed maximum percentage of shares);

(b)	the definition of “participant” or the eligibility requirements for participating in the DSU Plan, where such amendment would have the potential of broadening or increasing insider participation;

(c)	the extension of any right of a participant under the DSU Plan beyond the date on which such right would originally have expired; or

(d)	the amendment provisions of the DSU Plan.

A copy of the DSU Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

Directors’ PSU Plan

            The purpose of the Directors’ PSU Plan, as approved in May 2012, is to allow for discretionary bonuses and similar awards as an incentive and reward for selected non-executive directors related to the achievement of long-term financial and strategic objectives of the Company and the resulting increases in shareholder value. The Directors’ PSU Plan is intended to promote a greater alignment of interests between the shareholders of the Company and its directors by providing an opportunity to participate in increases in the value of the Company. As the shareholders of the Company did not approve the renewal of the Directors’ PSU Plan at the Company’s Annual General and Special Meeting held on May 6, 2015, no new grants will be made under the Directors’ PSU Plan. All outstanding Director PSUs previously issued under the Directors’ PSU Plan are unaffected and remain outstanding.

            The aggregate number of Common Shares reserved for issuance pursuant to phantom share units issued under the Directors’ PSU Plan (“Directors’ PSUs”) will not exceed 10% of the outstanding Common Shares at the time of issuance on a non-diluted basis (less any Common Shares reserved for issuance under any other share compensation arrangement, including the Equity Compensation Plans). If a Directors’ PSU is redeemed for cash or Common Shares or is surrendered, terminated or expires without being redeemed for cash or Common Shares, the Common Shares reserved for issuance pursuant to such Directors’ PSU shall be available for new Directors’ PSUs granted under the Directors’ PSU Plan.

            The Company will not issue Common Shares under the Directors’ PSU Plan to any eligible director where such issuance would result in: (a) the total number of Common Shares issuable at any time under the Directors’ PSU Plan to insiders, or when combined with all other Common Shares issuable to insiders under any other share compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding Common Shares of the Company on a non-diluted basis; and (b) the total number of Common Shares that may be issued to insiders during any one year period under the Directors’ PSU Plan, or when combined with all other Common Shares issued to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding Common Shares of the Company on a non-diluted basis. If the Company is precluded from issuing Common Shares to an insider of the Company, the Company will pay to the relevant director a cash amount in accordance with the Directors’ PSU Plan.

            The following is a summary of the material terms of the Directors’ PSU Plan.

            Eligible Persons. The persons eligible to participate in the Directors’ PSU Plan are the members of the Board of the Company, other than a member who is an officer or employee of the Company or the Company’s subsidiaries.

            Cease to Be a Director. Unless the Board at any time otherwise determines, unvested Directors’ PSUs held by persons who are no longer directors will not be cancelled but will remain outstanding and vest in accordance with the terms of the Directors’ PSU Plan as if such person continued to be a director of the Company.

            Death, Disability and Change of Control. Notwithstanding anything else in the Directors’ PSU Plan, all unvested Directors’ PSUs held by a person will automatically vest immediately in the event the person ceases to be an eligible person arising from the (a) death of the person; (b) total disability of the person; or (c) a Change of Control. “Change of Control” means the acquisition by any person or by any person and its joint actors, whether directly or indirectly, of voting securities of the Company which, when added to all of the voting securities of the Company at the time held by such person and its joint actors, totals for the first time not less than 30% of the outstanding voting securities of the Company.

            Vesting. Each Director PSU granted under the Directors’ PSU Plan will generally vest over a three year period or as otherwise determined by the Board.

            Settlement. A person holding Directors’ PSUs is entitled to elect to receive, at vesting (subject to blackout periods), either (a) an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days per Directors’ PSU, or (b) the number of Common Shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

            Dividends. At any time when a dividend is declared and paid by the Company, a person holding Directors’ PSUs will be credited on the payment date of such dividend with the number of Directors’ PSUs calculated by: (a) multiplying the amount of the dividend per Common Share by the aggregate number of Directors’ PSUs credited to the person’s account as of the record date for payment of the dividend; and (b) dividing the amount obtained in (a) by the Fair Market Value on the date that is three days before the record date for payment of the dividend.

            Assignment. Directors’ PSUs and all other rights, benefits or interests in the Directors’ PSU Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a person holding Director PSU dies, the legal representatives of the deceased person will be entitled to receive the amount of any payment otherwise payable in accordance with the Directors’ PSU Plan.

            Amendments Without Shareholder Approval. The Board may, without shareholder approval, amend the Directors’ PSU Plan as it deems necessary or appropriate, subject to the requirements of applicable laws, but no amendment will, without the consent of the recipient or unless required by law, adversely affect the rights of a recipient with respect to Directors’ PSUs to which the recipient is then entitled under the Directors’ PSU Plan.

            Amendments Requiring Shareholder Approval. The following amendments to the Directors’ PSU Plan require shareholder approval:

(a)	amendments that will increase the vesting date value or increase the number of Common Shares that the Company will issue to a recipient;

(b)	extend the expiry date;

(c)	make any amendment to remove or to exceed the insider participation limits;

(d)	increase the maximum number of Common Shares issuable for Directors’ PSUs under the Directors’ PSU Plan; and

(e)	make any amendment to the amendment provision of the Directors’ PSU Plan.

            A copy of the Directors’ PSU Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

Equity Compensation Plan Information

            The following table summarizes information, as at December 31, 2016, in relation to compensation plans under which equity securities of Primero are authorized for issuance:

Number of securities
remaining available for
future issuance under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise	exercise price of	plans (excluding
	of outstanding options	outstanding options	securities reflected in
Plan Category	and rights	and rights(2)	first column)(3)

Equity compensation plans approved by securityholders(1)	11,585,765	4.17	7,365,071

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	11,585,765	$4.17	7,365,071

_____________
Notes:

(1)	For a summary of the main aspects of the Company’s equity compensation plans, see above “Securities Authorized for Issuance Under Equity Compensation Plans”.

(2)	Exercise price is not applicable to the 2013 PSUs, DSUs and Directors’ PSUs as payment is made upon vesting based on a market price determined according to the market value.

(3)

Under the Company’s Stock Option Plan, 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, including the 2013 PSU Plan, DSUs and Directors’ PSUs may be reserved for issuance. Under the Directors’ PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to Directors’ PSUs at any given time will not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis, less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including the Stock Option Plan and the 2013 PSU Plan. Under the 2013 PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to 2013 PSUs at any given time will not exceed 9% of the outstanding Common Shares at such time on a non-diluted basis, less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including the Stock Option Plan and the Directors’ PSU Plan.

SECTION 5: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

            No executive officers or directors, or former executive officers or directors, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2016, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

            As of the date of this Information Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

Additional Information

            Additional information relating to the Company, including the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2016 can be found on SEDAR at www.sedar.com; on United States Securities and Exchange Commission website at www.sec.gov; or the Company’s website at www.primeromining.com. Copies of the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2016 are available upon request from the Company’s Vice President, Corporate Development and Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

            As at the date of this Information Circular, management of Primero is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

            The contents of this Information Circular and its distribution to shareholders of Primero have been approved by the board of directors.

DATED at Toronto, Ontario on May 1, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Wade Nesmith”
Wade Nesmith
Chairman of the Board

SCHEDULE “A”
TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

1.	INTRODUCTION

Primero Mining Corp. (“Primero” or the “Company”) Board of directors (the “Board”) has a primary responsibility to promote and act in the best interests of the Company and is accountable to the shareholders as a whole.

The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company's business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

2.	COMPOSITION AND BOARD ORGANIZATION

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Chairman of the Board and Lead Director, approved by the entire Board and elected annually by the shareholders.

A majority of directors comprising the Board must qualify as independent[11] directors.

Certain of the Board's responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

3.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management, and by reserving certain powers to itself. The legal obligations of the Board are described in Section 4. Subject to these legal obligations and to the Notice of Articles and Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

i.

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii.	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii.	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and Lead Director, committees and directors in fulfilling their responsibilities;

iv.	assessing the adequacy and form of director compensation;

v.	assuming responsibility for the Company’s governance practices;

vi.	establishing new director orientation and ongoing director education processes;

vii.	ensuring that the independent directors meet regularly without executive directors and management present;

viii.	setting the terms of reference for the Board; and

ix.	appointing the corporate secretary to the Board.

____________________________
11 The definition of an independent director is in the Board Guidelines.

B.	Human Resources

The Board has the responsibility to:

i.	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii.	appoint the CEO and plan CEO succession;

iii.	set terms of reference for the CEO;

iv.	annually approve corporate goals and objectives that the CEO is responsible for;

v.	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi.	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii.	approve the CEO’s acceptance of significant public service commitments or outside directorships;

viii.	approve decisions relating to senior management, including:

a.	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b.	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c.	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d.	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

ix.	set the CEO’s compensation:

x.	approve certain matters relating to all employees, including:

xi.	the Company’s broad compensation strategy and philosophy;

xii.	new benefit programs or material changes to existing programs; and

xiii.	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

i.	adopt and periodically review a strategic planning process for the Company;

ii.

participate with management in the development of, and annually approve, a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii.	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv.	direct management to develop, implement and maintain a reporting system that accurately measures the Company's performance against its business plans;

v.	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi.	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i.	take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

ii.

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii.	declare dividends;

iv.

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

v.	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi.	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii.	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i.	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii.	approve any plans to hedge sales; and

iii.	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i.	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii.	approve and act as the guardian of the Company’s corporate values, including:

a.

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b.	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c.	disclose any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

iii.	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv.	periodically review the Company’s Environmental, Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i.	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii.	approve and periodically review the Company’s communications policy;

iii.	ensure the Board has measures in place to receive feedback from shareholders;

iv.	approve interaction with shareholders on all items requiring shareholder response or approval;

v.	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi.	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii.

ensure the CEO and the Chief Financial Officer (“CFO”) certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii.	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

ix.	report annually to the shareholders on the Board’s stewardship for the preceding year.

4.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i.	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained;

ii.	recommending changes in the Notice of Articles and Articles, matters requiring shareholder approval, and setting agendas for shareholder meetings; and

iii.	supervising the management of the business and affairs of the Company.

B.        The Business Corporations Act (British Columbia) identifies the following as legal requirements for each member of the Board (in addition to any statute or rule of law or equity relating to duties or liabilities of directors):

i.

to act honestly and in good faith with a view to the best interests of the Company, known as the director’s fiduciary duty, which dictates a strict standard of conduct imparting loyalty and good faith, including the following obligations:

a.        to disclose in writing to the Company any conflicts of interest (that is, any direct or indirect interest of the director in a contract or transaction that is material to the Company) in sufficient detail to allow the other directors to understand the nature and extent of that interest; and if the director fails to do so, to account to the Company for any resulting profits from such conflict of interest;

b.        not to profit from the director’s fiduciary position, or place himself or herself in a position that may put personal interests ahead of the Company’s interests, including by not appropriating or diverting corporate opportunities or benefits;

c.        to maintain confidential information of the Company and not use such information for personal benefit; and

d.        to disclose to the Board information vital to the business of the Company in the director’s possession;

ii.

to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances, known as the directors’ duty of care, which includes devoting reasonable time and attention to the affairs of the Company; and

iii.	to act in accordance with the Business Corporations Act (British Columbia) and any regulations thereto, and the Notice of Articles and Articles of the Company.

SCHEDULE “B”
AUDIT COMMITTEE CHARTER

1.	PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Primero Mining Corp. (the “Company”) to assist in fulfilling its oversight responsibility with respect to the integrity of the Company’s financial reporting process, the performance and independence of the external auditor, the design and implementation and performance of internal controls over financial reporting, disclosure controls and legal and regulatory requirements. The Committee is also responsible for other matters as set out in this Charter and/or as may be directed by the Board from time to time. The Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

Each member of the Committee must be an independent director of the Company in accordance with the Company’s Board Guidelines.

The Committee will consist of at least three members, all of whom shall be financially literate and one of whom should be qualified as an “audit committee financial expert”, as such term is defined in Item 407 of Regulations S K under the United States Securities and Exchange Act of 1934, as amended, or in any rule adopted by the United States Securities and Exchange Commission that supersedes such definition. A Committee member who is not financially literate may be appointed to the Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment.

The members of the Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Committee) by the Board. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be an independent director.

If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall consider and make a determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s Committee and may, if appropriate replace such member with another appropriate director.

3.	AUTHORITY

In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Committee has specific authority to:

i.

engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities and any such consultants or professional advisors retained by the Committee will report directly to the Committee;

ii.	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

iii.	incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, such expenses to be paid for by the Company.

4.	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee include:

A.	Financial Reporting

i.

reviewing, monitoring, discussing and assessing the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and discussing policies with respect to risk assessment and risk management, which discussions will include (a) the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, and (b) guidelines and policies to govern the process by which risk assessment and management is undertaken;

ii.

reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”) and news releases for such financial statements and, make recommendations to the Board for approval of same before the dissemination of these documents to shareholders, applicable regulatory authorities, analysts and the public. The review shall address the appropriateness of the Company’s accounting policies, key estimates and judgements (including changes or variations thereto), clarity, accuracy and completeness of disclosure and obtaining reasonable assurance that the financial statements are presented fairly in accordance with Generally Accepted Accounting Principles and the MD&A is in compliance with appropriate regulatory requirements in all material respects;

iii.	reviewing treasury operations, including liquidity, taxation matters, financial derivatives and hedging activities; and

iv.	reviewing all material off-balance sheet transactions, contingent liabilities and transactions with related parties.

B.	External Auditors

i.

recommending to the Board for approval by the shareholders the external auditor to be nominated by the Board or approving any discharge of the auditor where circumstances warrant, taking into consideration the Committee’s assessment of the incumbent external auditor’s performance pursuant to subsection (iv) below among other things;

ii.	approving the remuneration of the external auditor, to be paid by the Company, in connection with:

a.	performing the annual audit on the Company’s financial statements and internal controls over financial reporting; and

b.	performing other audit, review or attestation services as approved by the Committee.

iii.

reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Committee);

iv.

overseeing the work of the external auditor, including the resolution of any disagreements between management and the external auditor regarding financial reporting and/or internal controls over financial reporting. The Committee will also perform an annual assessment of the external auditor subsequent to the conclusion of each annual audit of the Company’s financial statements, as well as a comprehensive assessment of performance every 5 years, or sooner as may be appropriate or required for any reason;

v.

ensuring that the external auditor is independent by receiving a report annually from the external auditor with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

vi.

ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and the U.S Public Company Accounting Oversight Board, by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures;

vii.

ensuring that the external auditor meets the rotation requirements for partners assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each partner with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

viii.

reviewing and discussing with management and the external auditor the external auditor’s written communications to the Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

ix.	reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor; and

x.

pre-approving all non-audit services, including related fee estimates, to be provided to the Company or any subsidiaries by the Company’s external auditor, while ensuring the external auditor remains independent. (The Chair of the Committee has the authority to pre-approve in between regularly scheduled Committee meetings any non-audit service of less than $25,000, however such approval will be presented to the Committee at the next scheduled meeting for formal approval).

C.	Internal Controls and Compliance

i.	Reviewing the plans, activities and staffing of the internal audit function;

ii.	receiving and reviewing the interim and annual Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) certifications filed with the applicable securities regulatory authorities;

iii.

overseeing the adequacy of the Company’s system of internal controls, including information technology security and controls, and obtaining from management and the external auditor’s significant findings and recommendations of such internal controls and processes, together with management’s responses and the related attestation by the external auditor;

iv.

satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditor, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

v.	reviewing the process for communicating the Company’s code of conduct and ensuring compliance with same;

vi.	establishing procedures for:

a.

the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

b.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

vii.

review with the Company’s General Counsel any legal matters, the Company’s compliance with applicable laws and regulations, and inquiries received from applicable regulatory authorities or governmental agencies that could have a significant impact on the Company’s financial statements;

viii.	overseeing compliance with regulatory requirements for disclosure of external auditor services and Committee activities; and

ix.	reviewing the findings of any examinations by regulatory authorities, and any external auditors observations made regarding those findings.

D.	Other Responsibilities

i.	establishing procedures for:

	a.	reviewing the expenses of the Chair of the Board, and the CEO on a semi-annual basis;

	b.	reviewing the adequacy of the Company’s insurance coverage (excluding Directors’ and Officers’ insurance coverage, which is reviewed by Governance and Nominating Committee);

c.

reviewing activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

	d.	reviewing fraud prevention policies and programs, and monitoring their implementation; and

	e.	preparing the report that is, under applicable legislation and regulation, required to be included in the Company’s annual management information circular;

ii.

a regular part of Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Committee will regularly canvass the Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Committee on a timely basis.

iii.

on an annual basis the Committee shall review and assess the adequacy of this Charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by the applicable regulatory authorities with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Charter to the Board for its approval.

5.	MEETINGS

The quorum for a meeting of the Committee is a majority of the members of the Committee.

The Board of Directors will appoint the Chair of the Committee. The Chair of the Committee shall be responsible for leadership of the Committee, including scheduling and presiding over meetings, preparing agendas, facilitating the timely, accurate and proper flow of information to and from the Committee members, and making regular reports to the Board. The Chair of the Committee will also maintain regular liaison with the CEO, CFO, and the lead engagement partner of the external auditor.

The Committee’s schedule of meetings and agendas will be set annually by the Committee. Dates and locations will be provided to the Board, the Committee members, the external auditors and management in advance.

The Committee will meet in camera separately with the CEO and separately with the CFO of the Company at least annually to review the financial affairs of the Company.

The Committee will meet with the external auditor of the Company in camera at least at each meeting at which the external auditor is in attendance, to review the external auditor’s examination and report.

The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.

Each of the chair of the Committee, members of the Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

The Committee will report, at least quarterly, to the Board regarding the Committee’s examinations and recommendations, and annually to the Board regarding the Committee’s compliance with this Charter.

The Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.	ANNUAL PERFORMANCE EVALUATION

The Board will conduct an annual performance evaluation of the Committee, taking into account the Charter, to determine the effectiveness of the Committee.